Exhibit (a)(2)(i)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment advisor, broker, bank manager, accountant, lawyer or other professional advisor. Enquiries regarding the information in this Directors’ Circular should be directed to the Information Agent, Kingsdale Advisors at 1-866-851-2743 or contactus@kingsdaleadvisors.com.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

GOLDCORP INC.

TO ACQUIRE ALL OF THE OUTSTANDING COMMON SHARES OF

EXETER RESOURCE CORPORATION

ON THE BASIS OF 0.12 OF A GOLDCORP SHARE FOR

EACH EXETER SHARE

THE EXETER BOARD, ACTING UPON THE UNANIMOUS RECOMMENDATION OF ITS SPECIAL COMMITTEE, UNANIMOUSLY RECOMMENDS THAT EXETER SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR EXETER SHARES TO THE OFFER.

April 20, 2017

April 20, 2017

Dear Exeter Shareholder:

Concurrently with the enclosed Directors’ Circular, you received an offer from Goldcorp Inc. (“Goldcorp”) to purchase all of the issued and outstanding common shares (“Exeter Shares”) of Exeter Resource Corporation (“Exeter”) on the basis of 0.12 of a common share, without par value, in the capital of Goldcorp (each whole common share, a “Goldcorp Share”) for each Exeter Share (the “Offer”). This represents a premium of approximately 67% based on the closing prices of both companies’ common shares on the Toronto Stock Exchange (“TSX”) on March 27, 2017 and an approximately 60% premium based on the 20-day volume weighted average price of both companies’ common shares on the TSX ending on March 27, 2017, the day prior to the announcement of a proposed transaction between Exeter and Goldcorp.

The board of directors of Exeter (the “Exeter Board”) UNANIMOUSLY recommends that shareholders of Exeter ACCEPT the Offer and DEPOSIT their Exeter Shares to the Offer.

Special Committee Recommendation

In making this recommendation to accept the Offer, the Exeter Board consulted with a special committee of its independent directors (the “Special Committee”) and with its financial and legal advisors, and carefully considered all aspects of the Offer, as well as the factors described in the enclosed Directors’ Circular. Based on the foregoing, the Exeter Board has determined that the Offer is fair from a financial point of view to Exeter Shareholders and is in the best interests of Exeter. In arriving at its decision, the Exeter Board considered many factors, including the recommendation of the Special Committee, a written opinion from Scotia Capital Inc. (“Scotia”), financial advisor to the Exeter Board, and a written opinion from Paradigm Capital Inc. (“Paradigm”), financial advisor to the Special Committee.

Reasons to Tender to Offer

As described in more detail in the Directors’ Circular, the reasons for the Exeter Board’s unanimous recommendation of the Offer include:

•	the offer price represents an attractive premium;

•	immediate value and near term liquidity;

•	credibility of Goldcorp;

•	the recommendation of the Special Committee;

•	the fairness opinions of Scotia and Paradigm;

•	the process undertaken;

•	the lock-up agreements with certain directors and officers of Exeter;

•	the ability to respond to unsolicited superior proposals;

•	low completion risk; and

•	the second stage transaction.

We urge you to read the enclosed material carefully and, in particular, the “Reasons for Recommendation” section of the enclosed Directors’ Circular, the opinion of Scotia, which is included as Schedule “A” thereto, and the opinion of Paradigm, which is included as Schedule “B” thereto.

For these and other reasons described in the accompanying Directors’ Circular, the Exeter Board unanimously recommends that you accept the Offer and deposit your Exeter Shares to the Offer.

On behalf of the Exeter Board,

(Signed) “Yale Simpson”

Yale Simpson, Co-Chairman

-i-

-ii-

GENERAL INFORMATION

Glossary

Certain capitalized terms used in this Directors’ Circular that are not otherwise defined have their respective meanings set out in the “Glossary of Terms”.

Currency

All dollar amounts in this Directors’ Circular are in Canadian dollars unless otherwise indicated.

Information Contained in this Directors’ Circular

The information contained in this Directors’ Circular is given as of April 19, 2017 except where otherwise noted. Certain information in this Directors’ Circular has been taken from or is based on documents that are expressly referred to in this Directors’ Circular. All summaries of, and references to, documents that are specified in this Directors’ Circular as having been filed, or that are contained in documents specified as having been filed, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, on SEDAR at www.sedar.com and the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Exeter Shareholders are urged to read carefully the full text of those documents.

Information contained in this Directors’ Circular concerning Goldcorp and the Offer is based solely upon, and the Exeter Board has relied, without independent verification, exclusively upon, information contained in the Offer and Offer Circular, provided to Exeter by Goldcorp, or that is otherwise publicly available. While the Exeter Board has no reason to believe that such information is inaccurate or incomplete, neither Exeter nor the Exeter Board assumes any responsibility for the accuracy or completeness of such information. You are urged to read the Offer and Offer Circular carefully and in its entirety. The Offer and Offer Circular is available under Exeter’s SEDAR profile at www.sedar.com and Exeter’s profile on EDGAR at www.sec.gov.

Personal Information

This Directors’ Circular is being sent to both registered and non-registered owners of Exeter Shares. If you are a non-registered owner of Exeter Shares, and Exeter or its agent has sent these materials directly to you, your name and address and information about your holdings of Exeter Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Exeter Shares on your behalf.

Forward-Looking Information

This Directors’ Circular and the documents incorporated into this Directors’ Circular by reference, contain “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Directors’ Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Offer; covenants of Exeter and Goldcorp; the timing of the Offer and the potential benefits of the Offer; the likelihood of the Offer being completed; statements made in, and based upon, the Scotia Fairness Opinion and the Paradigm Fairness Opinion; statements relating to the business and future activities of, and developments related to, Exeter and Goldcorp after the date of this Directors’ Circular and prior to the Effective Time and to and of Goldcorp after the Effective Time; market position, and future financial or operating performance of Exeter and Goldcorp; liquidity of Goldcorp Shares following the Effective Time; statements based on the audited financial statements of Exeter or Goldcorp; anticipated developments in operations; the future price of gold; the timing and amount of estimated future production; costs of production and capital expenditures; mine life of mineral projects, the timing and amount of estimated capital expenditure; costs and timing of exploration and development and capital expenditures related thereto; operating expenditures; success of exploration activities, estimated exploration budgets; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned exploration activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of Exeter’s and Goldcorp’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Support Agreement and the Offer and the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Exeter or Goldcorp to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Support Agreement may be terminated in certain circumstances; Exeter will incur costs even if the Offer is not completed, and may also be required to pay the Termination Fee or the Expense Reimbursement to Goldcorp; the Termination Fee and the Expense Reimbursement may discourage other parties from attempting to acquire Exeter; Exeter Shareholders will receive a fixed number of Goldcorp Shares which will not be adjusted to reflect any change in the market value of the Goldcorp Shares or Exeter Shares prior to the closing of the Offer; general business, economic, competitive, political, regulatory and social uncertainties; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to Exeter not having any proven mineral reserves; history of losses of Exeter; risks related to factors beyond the control of Exeter or Goldcorp; risks and uncertainties associated with exploration; risks related to Exeter’s limited business history; the limited number of exploration prospects relied on; risks related to the business combination with Goldcorp; risks related to future acquisitions and joint ventures, such as new geographic, political, operating, financial and geological risks or risks related to assimilating operations and employees; risks related to the prior business of Exeter; risks related to the prior business of Goldcorp; the potential for additional financings and dilution of the equity interests of Exeter’s Shareholders; that Exeter has no history of mineral production or mining operations; risks related to the nature of mineral exploration and development; discrepancies between actual and estimated mineral resources; risks caused by factors beyond Exeter’s control, such as gold market price volatility, recovery rates of minerals from mined ore; risks related to competition in the mineral industry; risks related to regulatory requirements including environmental laws and regulations and liabilities; risks related to obtaining permits and licences and future changes to environmental laws and regulations; risks related to Exeter’s inability to obtain insurance for certain potential losses; risk related to gold mining industry competition; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Exeter’s operations; risks related to political developments and policy shifts; risks related to costs of land reclamation; risks related to Exeter’s title to the Caspiche property; risks related to dependence on key personnel; risks related to amendments to laws; risks related to the involvement of some of the directors and officers of Exeter and Goldcorp with other natural resource companies active in the same region as the Caspiche property; risks related to the influence of third party stakeholders on the exploration and development of the Caspiche property; risks related to the market value of Exeter Shares; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting exploration budget forecasts; risks related to directors and officers of Exeter possibly having interests in the Offer that are different from other Exeter Shareholders; and community and non-governmental actions and regulatory risks.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in other documents incorporated by reference in this Directors’ Circular. Although Exeter has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

When relying on forward-looking statements in this Directors’ Circular to make decisions with respect to the Offer, Exeter Shareholders should carefully consider the conditions to the Offer, any rights of termination of the Support Agreement by Goldcorp and any corresponding termination payments, as described in this Directors’ Circular, the Offer and the Offer Circular, and other uncertainties and potential events. The forward-looking statements in this Directors’ Circular are made as of the date of this Directors’ Circular. Exeter disclaims any obligation or intention to update or revise any forward-looking statement, whether the result of new information, future events or otherwise, except as otherwise required by applicable law.

Notice to Shareholders in the United States

This Directors’ Circular has been prepared by Exeter in accordance with disclosure requirements under applicable Canadian Law and in accordance with the requirements of Section 14(d) under the U.S. Exchange Act, Regulation 14D promulgated by the SEC thereunder, Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated by the SEC thereunder. Exeter has filed this Directors’ Circular with the SEC as part of a Schedule 14D-9 pursuant to the requirements of the U.S. Exchange Act. Financial statements, if any, included in or described herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differ in certain material respects from financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

U.S. Shareholders should be aware that the disposition of Exeter Shares and the acquisition of Goldcorp Shares by them may have tax consequences in the United States, Chile and in Canada. Such consequences are not described herein and such U.S. Shareholders are encouraged to consult their tax advisors.

The enforcement by Exeter Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Exeter is a corporation organized under the laws of Canada, that its officers and directors are not residents of the United States, that some or all of the experts named herein are residents of Canada, and that all or a substantial portion of the assets of Exeter are located outside the United States. Exeter Shareholders in the United States may not be able to sue Exeter or its officers or directors in a foreign court for violation of United States securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

Goldcorp has filed with the SEC a Registration Statement on Form F–10 (the “Registration Statement”) under the U.S. Securities Act pursuant to the multi-jurisdictional disclosure system adopted by the United States, a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) under the U.S. Exchange Act and other documents and information, and expects to mail the Offer and Offer Circular prepared by Goldcorp to Exeter Shareholders. EXETER SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THE OFFER AND OFFER CIRCULAR PREPARED BY GOLDCORP AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Exeter Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Goldcorp will be available free of charge from Goldcorp. You should direct requests for documents to the Corporate Secretary of Goldcorp at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (telephone: 604-696-3000). To obtain timely delivery, such documents should be requested not later than May 18, 2017, five business days before the Expiry Time (as defined herein).

THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DIRECTORS’ CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain Income Tax Considerations

Exeter Shareholders should be aware that the disposition of Exeter Shares and the acquisition of Goldcorp Shares as described in the Offer and Offer Circular may have tax consequences in the United States, Canada and other jurisdictions. Exeter Shareholders are urged to review Sections 21, 22 and 23 of the Offer and Offer Circular for a discussions of the tax consequences that may apply to the Offer. Such consequences may not be fully described in the Offer and Offer Circular. Exeter Shareholders are urged to consult their own tax advisors.

GLOSSARY OF TERMS

In this Directors’ Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors’ Circular.

“2009 Confidentiality Agreement” has the meaning ascribed thereto in “Background – Background of the Offer”.

“2015 Proposal” has the meaning ascribed thereto in “Background – Background of the Offer”.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Exeter and a third party other than Goldcorp that: (i) is entered into in accordance with the Support Agreement; (ii) contains confidentiality restrictions that are not less favourable to Exeter than those set out in the Confidentiality Agreement, and (iii) contains a standstill provision on terms that are not more favourable to such third party than the terms of certain terms contained in the Confidentiality Agreement are to Goldcorp.

“Acquisition Agreement” has the meaning ascribed to such term under “Support Agreement – Non-Solicitation”.

“Acquisition Proposal” means, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by any person or group of persons of Exeter Shares (or securities convertible into or exchangeable or exercisable for Exeter Shares) representing 20% or more of the Exeter Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Exeter Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Exeter or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Exeter and/or any interest in one or more of its subsidiaries (including shares or other equity interest of subsidiaries) that are or that hold a Material Property or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of Exeter and its subsidiaries (taken as a whole) based on the financial statements of Exeter most recently filed prior to such time as part of the Public Disclosure Record (or any lease, license, royalty, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Offer and the other transactions contemplated by the Support Agreement; or (d) any transaction or agreement which could reasonably be expected to materially impede or delay the consummation of the Contemplated Transactions.

“affiliate” and “associate” have the meanings respectively ascribed thereto in the Securities Act.

“Arrangement” means the plan of arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in the Arrangement Agreement.

“Arrangement Agreement” means the arrangement agreement made between Exeter and Goldcorp on March 28, 2017, as amended by the Support Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed.

“Caspiche Project” means the Caspiche property as described in the Technical Report.

“Compulsory Acquisition” means a compulsory acquisition pursuant to the compulsory acquisition provisions contained in Section 300 of the BCBCA.

“Confidentiality Agreement” means the confidentiality agreement dated March 16, 2017 between Exeter and Goldcorp.

“Consideration Shares” means the Goldcorp Shares to be issued pursuant to the Offer.

“Contemplated Transactions” means the Offer and the take-up of the Exeter Shares by Goldcorp pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and any other actions with respect to any other transactions contemplated by the Support Agreement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which Exeter, or any of its subsidiaries, is a party or by which Exeter, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject.

“Directors’ Circular” means this circular of the Exeter Board.

“EDGAR” has the meaning ascribed thereto in “General Information – Information Contained in this Directors’ Circular”.

“Effective Time” means the time of the appointment or election to the Exeter Board of persons designated by Goldcorp who represent a majority of the directors of Exeter.

“Exeter” means Exeter Resource Corporation.

“Exeter Board” means the board of directors of Exeter.

“Exeter Budget” means Exeter’s budget for the first and second calendar quarters of 2017 as disclosed to Goldcorp.

“Exeter Optionholder” means a holder of one or more Exeter Options.

“Exeter Options” means, at any time, options to acquire Exeter Shares granted pursuant to the Stock Option Plan which are, at such time, outstanding and unexercised, whether or not vested.

“Exeter Properties” has the meaning ascribed to such term in the Support Agreement.

“Exeter Securityholders” means, together, the Exeter Shareholders and the Exeter Optionholders.

“Exeter Shareholder” means a holder of one or more Exeter Shares.

“Exeter Shares” means the common shares without par value in the capital of Exeter.

“Expense Reimbursement” has the meaning ascribed thereto in “Support Agreement – Expense Reimbursement”.

“Expiry Date” means May 26, 2017 or such earlier or later date or dates as may be fixed by Goldcorp from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Goldcorp.

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such earlier or later time or times as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Goldcorp.

“Financial Statements” means the audited consolidated financial statements of Exeter as at, and for the years ended, December 31, 2016 and December 31, 2015 including the notes thereto.

“Frankfurt Exchange” means the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange.

“Goldcorp” means Goldcorp Inc., the offeror under the Offer.

“Goldcorp Shares” means common shares in the capital of Goldcorp.

“Governmental Authority” means any foreign or domestic multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, bureau, commission, board or authority of any government, governmental body, governmental or public department, central bank, foreign investment authority, quasi-governmental or private body (including the TSX, NYSE, NYSE MKT, Frankfurt Exchange or any other stock exchange) exercising any statutory, regulatory, expropriation, environmental or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (or any successor institute) in effect from time to time.

“Indemnified Parties” has the meaning ascribed thereto in “Arrangements Between Exeter and Directors and Officers of Exeter – Indemnification”.

“insider” has the meaning ascribed thereto in the Securities Act.

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Letter of Transmittal” means the letter of acceptance and transmittal for use in connection with the Offer in the form accompanying the Offer Circular.

“Lien” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, right of way, title limit, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Litigation” has the meaning ascribed to such term under “Support Agreement - Covenants of Exeter”.

“Lock-Up Agreements” means the voting and support agreements dated March 28, 2017 entered into by Goldcorp with all of the directors and officers of Exeter.

“Locked-Up Shareholders” means those officers and directors Exeter who have entered into Lock-Up Agreements.

“Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has had or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Exeter and its subsidiaries, taken as a whole or on the Material Property, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, credit, economic or financial or capital market conditions including with respect to interest or currency exchange rates;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of copper or gold, or both;

(e)	any generally applicable changes in IFRS;

(f)	any action taken by Exeter or its subsidiaries at Goldcorp’s request, or any other action taken by any party to the Support Agreement as required by the Support Agreement; or

(g)	a change in the market price of the Exeter Shares as a result of the announcement of the execution of the Support Agreement or of the transactions contemplated thereby;

provided, however, that each of clauses (a) through (c) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Exeter and its subsidiaries taken as a whole or disproportionately adversely affect Exeter and its subsidiaries taken as a whole in comparison to other persons who operate in the copper and gold mining industry and provided further, however, that references in certain sections of the Support Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contracts” means any Contract to which Exeter or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect, including, without limitation, certain contracts as more particularly described in the Support Agreement.

“Material Property” means the Caspiche Project.

“Minimum Tender Condition” means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time more than 50% of the Exeter Shares outstanding at the Expiry Time, excluding any Exeter Shares beneficially owned, or over which control or direction is exercised by Goldcorp or any person acting jointly or in concert with Goldcorp.

“NYSE” means the New York Stock Exchange.

“NYSE MKT” means the NYSE MKT LLC.

“Offer” means the offer by Goldcorp to purchase all of the outstanding Exeter Shares, including Exeter Shares issued after the date of the Offer and prior to the Expiry Time upon conversion, exchange or exercise of Exeter Options (other than Exeter Shares owned by Goldcorp or any of its affiliates) at a price per Exeter Share of 0.12 of a Goldcorp Share for each Exeter Share, subject to the terms and conditions set out in the Support Agreement.

“Offer Circular” means the offer to purchase and take-over bid circular of Goldcorp dated April 20, 2017 setting forth the terms and conditions of the Offer.

“Offer Consideration” means a price per Exeter Share of 0.12 of a Goldcorp Share for each Exeter Share.

“Outside Date” means June 30, 2017 or such later date as may be agreed to in writing by the parties to the Support Agreement.

“Paradigm” means Paradigm Capital Inc., the financial advisor to the Special Committee.

“Paradigm Fairness Opinion” means the opinion of Paradigm to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications as set forth therein, the Offer Consideration to be received by the Exeter Shareholders is fair, from a financial point of view, to the Exeter Shareholders.

“Permits” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Public Disclosure Record” means all documents filed by or on behalf of Exeter on SEDAR since January 1, 2015 and prior to April 19, 2017 that were publicly available on April 19, 2017.

“Proceedings” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal) arbitration, or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding.

“Recommendation” means the recommendation of the Exeter Board that Exeter Shareholders accept the Offer and deposit their Exeter Shares to the Offer.

“Registration Statement” has the meaning ascribed thereto in “General Information – Note to Shareholders in the United States”.

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities.

“Scotia” means Scotia Capital Inc., financial advisor to the Exeter Board.

“Scotia Fairness Opinion” means the opinion of Scotia to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications as set forth therein, the Offer Consideration to be received by the Exeter Shareholders is fair, from a financial point of view, to the Exeter Shareholders.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws and the U.S. Exchange Act, the U.S. Securities Act and any other applicable United States state securities Laws.

“SEDAR” has the meaning ascribed thereto in “General Information – Information Contained in this Directors’ Circular”.

“Soliciting Dealer” has the meaning ascribed thereto in “Dealer Manager and Soliciting Dealer Group”.

“Soliciting Dealer Group” has the meaning ascribed thereto in “Dealer Manager and Soliciting Dealer Group”.

“Special Committee” means the special committee of independent directors established by the Exeter Board in connection with the transactions contemplated by the Support Agreement.

“Stock Option Plan” means the Incentive Stock Option Plan of Exeter most recently approved by Exeter Shareholders on June 7, 2016.

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving Exeter and Goldcorp or any of its affiliates, which, if successfully completed, will result in Goldcorp owning, directly or indirectly, all of the Exeter Shares or all of the assets of Exeter.

“subsidiary” means, with respect to a specified entity, any:

(a)

corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)

partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity.

“Superior Proposal” means a bona fide Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of the Support Agreement by a third party or parties acting jointly (other than Goldcorp and its affiliates) that did not result from a breach of Article 5 of the Support Agreement and which or in respect of which:

(a)

the Exeter Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is superior to the Exeter Shareholders from a financial point of view than the Offer (taking into account any amendments to the Support Agreement and the Offer proposed by Goldcorp pursuant to Section 5.1(f) of the Support Agreement);

(b)	is made available to all of the Exeter Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence condition; and

(e)

the Exeter Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal.

“Superior Proposal Notice Period” has the meaning ascribed to such term under “Support Agreement – non-solicitation Right to match”

“Support Agreement” means the amended and restated support agreement made between Exeter and Goldcorp as of April 19, 2017, amending and restating the Arrangement Agreement.

“Technical Report” means the technical report titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacana Region, Chile” with an effective date of April 30, 2014.

“Tender Offer Statement” has the meaning ascribed thereto in “General Information – Notice to Shareholders in the United States”.

“Termination Fee” means $8,650,000.

“TSX” means the Toronto Stock Exchange.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated by the SEC thereunder.

THE OFFER

This Directors’ Circular is issued by the Exeter Board in connection with the Offer by Goldcorp to purchase all of the outstanding Exeter Shares on the basis of 0.12 of a Goldcorp Share for each Exeter Share, upon the terms and subject to the conditions set forth in the Offer Circular.

The Offer expires at 5:00 p.m. (Toronto time) on May 26, 2017, unless the Offer is abridged, extended or withdrawn. If Goldcorp takes up Exeter Shares deposited under the Offer at the Expiry Time, the Offer will be extended and will be open for acceptance for an additional period of not less than 10 days (a mandatory extension period) from the date on which the Exeter Shares are first taken up. The Exeter Board has agreed to an initial deposit period of 36 days. In accordance with National Instrument 62-104 – Take-Over Bids, on April 20, 2017, Exeter issued a deposit period news release confirming the 36-day initial deposit period.

The Offer is made only for Exeter Shares, including Exeter Shares issued on the exercise of Exeter Options. The Offer is not made for any Exeter Options. Any holder of Exeter Options who wishes to accept the Offer must exercise the Exeter Options in order to obtain a certificate representing Exeter Shares, and deposit those Exeter Shares in accordance with the Offer. See “Support Agreement – Other Covenants, Options”.

Goldcorp has agreed to use, subject to compliance with applicable Laws, commercially reasonable efforts to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction as described in Section 18 of the Offer Circular.

The Offer is subject to a number of conditions, including the Minimum Tender Condition. See “Support Agreement – Conditions to the Offer”.

Reference is made to the Offer, the Offer Circular and the Letter of Transmittal which accompanies the Offer for details of the terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, Goldcorp and Goldcorp Shares. Information herein relating to Goldcorp and the Offer has been derived from the Offer Circular. While the Exeter Board has no reason to believe that such information is inaccurate or incomplete, the Exeter Board does not assume any responsibility for the accuracy or completeness of the Offer Circular or any such information contained therein. You are urged to read the Offer Circular carefully and in its entirety. The Offer Circular is available on SEDAR at www.sedar.com.

The Offer has been made pursuant to the terms of the Support Agreement, the key terms of which are summarized below under “Support Agreement”.

BACKGROUND

Background of the Offer

The Support Agreement is the result of arm’s length negotiations among representatives and legal and financial advisors of Goldcorp and Exeter. The following is a summary of the background to the execution by Exeter of the Support Agreement.

Exeter has been progressing the development of the Caspiche Project since its initial discovery in 2007. Through the volatile market cycles over the last decade, Exeter engaged in discussions with potential investors and other mining companies regarding their interest in the Caspiche Project; however, no offers or expressions of interest emerged other than as noted herein. As the owner of one of the largest gold discoveries made in Chile in recent years, Exeter recognized that engaging in discussions with various parties would help it better assess its financing and other strategic alternatives.

In 2009, senior executives of Goldcorp and Exeter discussed the opportunity for Goldcorp to conduct a full review of Exeter’s assets which at the time included mainly the Caspiche Project and the Cerro Moro property in Argentina. On May 22, 2009, Goldcorp executed a confidentiality agreement with Exeter (the “2009 Confidentiality Agreement”) which included a two-year standstill restricting Goldcorp from acquiring more than 7.5% of the then outstanding Exeter Shares without the prior consent of the Exeter Board.

In June 2009, a team from Goldcorp met with a team from Exeter to review the details of the Caspiche Project along with other assets owned by Exeter at the time. A site visit to Caspiche was scheduled, however weather did not allow the teams to reach the project site at the time and therefore no site visit was conducted.

During the term of the 2009 Confidentiality Agreement, Goldcorp was granted access to a dataroom containing information regarding the Caspiche Project. At the conclusion of its review, Goldcorp did not present an expression of interest to Exeter’s management. On May 22, 2011, the 2009 Confidentiality Agreement expired in accordance with its terms and was of no further force or effect.

Following the release of a staged potential development plan for the Caspiche Project outlined in the Technical Report, interest by various gold mining companies in the Caspiche Project increased and a number of parties requested the opportunity to conduct various levels of due diligence on the project. In addition, Exeter and its financial adviser approached gold mining companies industry-wide, to gage interest in the Caspiche Project. Exeter entered into a number of confidentiality agreements, containing standstill provisions, with interested parties and updated its virtual data room to provide access to information on a confidential basis. Exeter also facilitated a number of site visits with interested parties. In November 2014, a mid-sized gold mining company entered into a confidentiality agreement with Exeter and initiated negotiations with Exeter regarding the potential acquisition of Exeter. An expression of interest was presented to Exeter at such time. Uncertainty surrounding timelines for securing water rights at water discoveries made by Exeter led to the termination of negotiations.

On November 18, 2015, Goldcorp sent a non-binding proposal (the “2015 Proposal”) to Exeter including two opportunities. In one option, Goldcorp proposed to acquire all outstanding Exeter Shares at a purchase price of $0.70 per Exeter Share. Alternatively, Goldcorp proposed to acquire all of the Exeter Shares at a price of $0.622 per Exeter Share, plus one share in an entity to be spun out, which would contain $7.5 million of cash and certain of Exeter’s non-core assets. These alternative options represented a premium of 75% to the closing price of $0.40 of the Exeter Shares on the TSX on November 17, 2015. The Exeter Board and management considered the 2015 Proposal with their legal and financial advisor. On November 20, 2015, Exeter provided a counterproposal to the 2015 Proposal with a share exchange ratio of 0.070 of a Goldcorp Share for each Exeter Share, plus shares in an entity to be spun out, which would retain $15 million of cash and certain of Exeter’s non-core assets, and a 5% gold and silver stream on future production from the Caspiche Project. The parties were not able to agree upon terms of a transaction, and discussions with respect to potentially negotiating a transaction ceased at that time.

In 2016, improvement in market conditions led to renewed interest by mining companies in the Caspiche Project. A number of large mining companies that conducted various levels of due diligence on Caspiche; however, no offers or expressions of interest emerged.

On November 28, 2016, Mr. Russell Ball, Executive Vice President, Chief Financial Officer and Corporate Development at Goldcorp, and Mr. Jason Attew, Senior Vice President, Corporate Development at Goldcorp, met with Mr. Bryce Roxburgh, the Co-Chairman of the Exeter Board, and Marcus Chalk, Managing Director at Scotia, for lunch to get a general update on the Caspiche Project.

On January 25, 2017, Mr. Roxburgh and Mr. Yale Simpson, the Co-Chairmen of Exeter, met with Mr. Attew in Vancouver and discussed the possibility of pursuing a future transaction that would be of mutual benefit to both parties.

On March 8, 2017, Mr. Attew met once again with Messrs. Roxburgh and Simpson in Toronto. Mr. Attew articulated that Goldcorp was interested in acquiring Exeter for a price of $2.20 to $2.30 per Exeter Share, which represented a proposed exchange ratio equivalent to 0.11 of a Goldcorp Share for each Exeter Share held.

As a result of these discussions, Goldcorp conveyed in a non-binding letter to Exeter dated March 9, 2017, an interest to pursue a transaction resulting in the acquisition of Exeter. Goldcorp requested exclusivity to March 28, 2017 to complete due diligence and negotiate definitive agreements.

On March 14, 2017, after considering the non-binding offer with its financial and legal advisors, Messrs. Roxburgh and Simpson, Co-Chairmans of the Exeter Board, had a telephone discussion with Mr. Attew regarding the proposed exchange ratio. Mr. Attew responded later that day that Goldcorp could agree to a revised exchange ratio of 0.12 of a Goldcorp Share for each Exeter Share held. Goldcorp sent a revised non-binding expression of interest to Exeter on March 15, 2017 proposing an exchange ratio of 0.12 which represented a price of approximately $2.36 per Exeter Share at the close of trading on March 14, 2017.

On March 15, 2017, the Exeter Board formed the Special Committee, comprised of independent members of the Exeter Board, to review and consider any acquisition proposal Exeter might receive. On March 15, 2017, the Exeter Board engaged Scotia as a financial advisor to assist it in considering any acquisition proposal, including providing an opinion with respect to the fairness of any transaction, if requested by Exeter.

On March 16, 2017, Goldcorp and Exeter entered into the non-binding letter of intent whereby Goldcorp proposed to acquire all of the issued and outstanding Exeter Shares, subject to confirmatory due diligence, based on an exchange ratio of 0.12 of a Goldcorp Share for each Exeter Share held, equivalent to a value of approximately C$2.51 per Exeter Share, which represented an approximate 67% premium to Goldcorp’s and Exeter’s twenty day volume weighted average price as of close on March 15, 2017, and a 50% premium based on Goldcorp’s and Exeter’s closing prices on the TSX on March 15, 2017.

On March 16, 2017, Exeter and Goldcorp entered into a confidentiality agreement pursuant to which Exeter agreed to disclose certain confidential information to Goldcorp for the purpose of re-investigating the possibility of a transaction between the parties.

On March 21, 2017, the Special Committee engaged Paradigm as a financial advisor to provide a fairness opinion with respect to the consideration offered under the transaction.

On March 23, 2017, Mr. Attew had a telephone discussion with Messrs. Roxburgh, Simpson and Wendell Zerb, the Chief Executive Officer of Exeter, to discuss the progress of the confirmatory due diligence. In addition, in that discussion Mr. Attew laid out the broad metrics of a parallel transaction Goldcorp was pursuing on the nearby Cerro Casale project owned jointly by Barrick Gold Corporation and Kinross Gold Corporation.

The Special Committee met again on March 24, 2017 to review the terms of the then-current draft of the Arrangement Agreement with their legal counsel, including the scope of the non-solicitation covenant that had been requested, the limitations on that covenant and the related obligations to pay a termination fee.

From March 15 until March 27, 2017, with the assistance of their respective legal advisors, Exeter and Goldcorp settled the terms and conditions of an arrangement agreement.

On March 27, 2017, the Exeter Board met to review and consider the terms of the Arrangement Agreement. The Exeter Board received the oral fairness opinion of Scotia that, as of the date of such opinion, the consideration to be received by Exeter Shareholders pursuant to the arrangement was fair, from a financial point of view, to the Exeter Shareholders. Then, the Exeter Board meeting recessed while the Special Committee met with Paradigm and legal counsel to the Special Committee. After reconvening the Exeter Board meeting, the Special Committee advised that, having received the oral fairness opinion of Paradigm and after consultation with Paradigm and legal counsel, the Special Committee had unanimously resolved that the Arrangement Agreement and Arrangement were fair, from a financial point of view, to the Exeter Shareholders and in the best interests of Exeter and the Special Committee unanimously recommended that the Exeter Board (i) authorize and approve the Arrangement and the Arrangement Agreement, substantially in the form presented to the Exeter Board, subject to any amendments as any one director or officer of Exeter, on the advice of counsel deemed appropriate, and (ii) recommend to the Exeter Shareholders that they vote to approve the arrangement. Having received a favourable unanimous recommendation by the Special Committee and the oral fairness opinion of

Scotia, having considered the Arrangement and the terms and conditions thereof, having reviewed all relevant documentation in connection with the business, assets, financial affairs and status of each of Exeter and Goldcorp, having considered and discussed relevant matters relating to the Arrangement, having consulted with Exeter’s financial advisor, Scotia, and Exeter’s legal counsel, the Exeter Board determined unanimously that the consideration offered pursuant to the Arrangement and the Arrangement Agreement was fair, from a financial point of view, to the Exeter Shareholders, and that the Arrangement was in the best interests of Exeter and that it would recommend that Exeter Shareholders vote in favour of the Arrangement.

Early in the morning on March 28, 2017, Exeter and Goldcorp entered into the Arrangement Agreement and the transaction was publicly announced prior to the opening of financial markets on March 28, 2017.

On March 28, 2017, each director and officer of Exeter entered into a Lock-up Agreement under which each such person agreed to support the Arrangement or any alternative transaction with Goldcorp, including by voting in favour of the Arrangement or tending their Exeter Shares to the Offer.

On April 19, 2017, the Exeter Board and Special Committee met to review and consider the terms of the Support Agreement. On April 19, 2017, the Exeter Board and the Special Committee received the written Scotia Fairness Opinion and the written Paradigm Fairness Opinion which confirmed that, as the date of such opinions, the consideration to be received under the Offer by the Exeter Shareholders was fair, from a financial point of view, to the Exeter Shareholders. At the April 19, 2017 Exeter Board meeting the Exeter Board approved the terms of the Support Agreement and the execution and delivery of same and determined that it would recommend that Exeter Shareholders accept the Offer.

RECOMMENDATION OF THE SPECIAL COMMITTEE

After giving careful consideration to the circumstances outlined under “Reasons for Recommendation”, the terms of the Offer, the terms of the Support Agreement, the advice of Paradigm, including the Paradigm Fairness Opinion (a complete copy of which is attached as Schedule “B” to this Directors’ Circular), the advice of its legal counsel, and various additional matters, and undertaking the steps outlined under “Background”, the Special Committee has: (a) unanimously determined that the Offer is fair from a financial point of view to the Exeter Shareholders; (b) unanimously determined that the Offer is in the best interests of Exeter; (c) unanimously recommended that the Exeter Board approve the entering into and performance of the Support Agreement; and (d) unanimously recommended that the Exeter Board recommend that Exeter Shareholders accept the Offer and deposit their Exeter Shares to the Offer. See “Reasons for Recommendation”.

RECOMMENDATION OF THE EXETER BOARD

After giving careful consideration to the circumstances outlined under “Reasons for Recommendation”, the terms of the Offer, the terms of the Support Agreement, the Scotia Fairness Opinion (a complete copy of which is attached as Schedule “A” to this Directors’ Circular), the Paradigm Fairness Opinion, the advice of its legal counsel, the recommendations of the Special Committee and various additional matters, and undertaking the steps outlined under “Background”, the Exeter Board: (a) has unanimously determined that the Offer is fair from a financial point of view to the Exeter Shareholders; (b) has unanimously determined that the Offer is in the best interests of Exeter; (c) has unanimously approved the entering into and performance of the Support Agreement; and (d) unanimously recommends that Exeter Shareholders accept the Offer and deposit their Exeter Shares to the Offer. See “Reasons for Recommendation”.

REASONS FOR RECOMMENDATION

In making the recommendations referred to above, the Special Committee and the Exeter Board considered various factors, including the factors set out below:

•

The Offer Price Represents an Attractive Premium. The Offer Consideration represents a premium of approximately 67% on the closing price of the Exeter Shares on the TSX on March 27, 2017, the last trading day preceding the announcement by Exeter that it had entered into an agreement with Goldcorp and a premium of approximately 60% to the volume weighted average price of Exeter Shares on the TSX for the 20-day period ending on March 27, 2017.

•

Immediate Value and Near Term Liquidity. The form of consideration under the Offer secures immediate value appreciation for Exeter Shareholders, eliminating the burden of future dilution as would be necessary to move the Caspiche Project forward. After negotiations with Goldcorp and careful consideration of the alternatives, the Exeter Board regards the Offer as the best available means to maximize shareholder value. Furthermore, the Offer provides Exeter Shareholders with consideration in the form of Goldcorp Shares, a highly liquid senior gold producer listed on both the TSX and the NYSE focused on responsible mining practices, with safe, low cost production from a high-quality portfolio of mines.

•

Credibility of Goldcorp. Goldcorp is a credible and reputable company and the Exeter Board believes that, as a senior gold producer, with high-quality, low-cost production and an investment grade balance sheet, Goldcorp has the technical and financial capability to advance the Caspiche Project to production at a scale commensurate with the size of the available resources. As Exeter Shareholders will receive Goldcorp Shares as consideration under the Offer, they will become investors in Goldcorp, a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines. Exeter Shareholders will benefit from a significantly larger market capitalization, strong investment grade financial profile, and broader analyst coverage above that currently enjoyed by Exeter, and will also be able to participate in Goldcorp’s quarterly dividend.

•

Recommendation of the Special Committee. The unanimous recommendation of the Special Committee formed to consider the Offer that the Exeter Board approve the Support Agreement and recommend that Exeter Shareholders accept the Offer. See the section entitled “Background”.

•

Fairness Opinions of Scotia and Paradigm. The fairness opinions issued by each of Scotia and Paradigm to the Exeter Board and the Special Committee, respectively, state that as of the date of such opinions and subject to the assumptions, limitations, and qualifications stated in such opinions, the consideration to be received by the Exeter Shareholders under the transaction is fair, from a financial point of view, to the Exeter Shareholders (other than Goldcorp and its affiliates). The written fairness opinions of Scotia and Paradigm are attached as Schedules “A” and “B”, respectively, to this Directors’ Circular. See the sections entitled “Scotia Fairness Opinion” and “Paradigm Fairness Opinion”.

•

Process. The Offer is the culmination of a lengthy active process that considered various means of enhancing shareholder value, including potential strategic transaction opportunities involving acquisition targets and potential strategic transactions in which Exeter would be the subject of a change of control transaction. The process was initiated in 2010, with over 20 potentially interested parties signing confidentiality agreements and accessing an online dataroom since then; however no offer or expression of interest that was superior to the Offer emerged. Exeter’s senior management and the Exeter Board carefully considered a number of options, including the likely effects of an acquisition by Exeter on shareholder value, and determined that the Offer was the most attractive option arising out of this process, particularly given the risks and uncertainties of achieving some of the other options.

•

Lock-Up Agreements. Certain directors and officers of Exeter and/or its subsidiaries whose Exeter Shares represent approximately 11% of the outstanding Exeter Shares, have entered into Lock-up Agreements with Goldcorp, pursuant to which they have agreed, subject to the terms and conditions thereof, among other things, to support the Offer and to validly deposit or cause to be deposited their Exeter Shares to the Offer. See the section entitled “Lock-Up Agreements”.

•

Ability to Respond to Superior Proposals. Under the terms of the Support Agreement, the Exeter Board maintains the ability to consider and respond to, in accordance with its fiduciary duties, unsolicited proposals that are or would reasonably be expected to be more favourable, from a financial point of view, than the Offer. The terms of the Support Agreement, including the termination fee payable to Goldcorp in connection with a termination of the Support Agreement in certain circumstances, are customary and reasonable in the circumstances. See the section entitled “Support Agreement”.

•

Low Completion Risk. No material competition, anti-trust or other regulatory issues are expected to arise in connection with the Offer that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. The Offer is subject to conditions that are in line with similar transactions in the mining industry.

•

Second Stage Transaction. If Goldcorp takes up and pays for Exeter Shares pursuant to the terms of the Offer, Goldcorp has agreed to, use commercially reasonable efforts to acquire the remainder of the Exeter Shares from those Exeter Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. The consideration per Exeter Share offered in connection with the Compulsory Acquisition or Subsequent Acquisition Transaction shall not be less than the Offer Consideration and shall be on the same term as under the Offer.

The foregoing summary of the information considered by the Exeter Board is not, and is not intended to be, exhaustive. In view of the wide variety of factors and information considered in connection with their evaluation of the Offer, the Exeter Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Exeter Board may have given different weights to different factors or items of information.

Exeter Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Exeter Shareholders who are in doubt as to how to respond should consult with their own investment advisor, broker, bank manager, accountant, lawyer or other professional advisor. Exeter Shareholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.

SCOTIA FAIRNESS OPINION

The Exeter Board has received the Scotia Fairness Opinion from Scotia stating that, based upon and subject to the assumptions and limitations set forth therein, Scotia is of the opinion that, as at the date thereof, the Offer Consideration offered under the Offer is fair, from a financial point of view, to the Exeter Shareholders.

The full text of the Scotia Fairness Opinion, which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by Scotia in connection with the Scotia Fairness Opinion, is attached as Schedule “A”. Exeter Shareholders are urged to read the Scotia Fairness Opinion in its entirety.

PARADIGM FAIRNESS OPINION

The Special Committee has also received the Paradigm Fairness Opinion from Paradigm stating that, based upon and subject to the assumptions and limitations set forth therein, Paradigm is of the opinion that, as at the date thereof, the Offer Consideration offered under the Offer is fair, from a financial point of view, to the Exeter Shareholders.

The full text of the Paradigm Fairness Opinion, which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by Paradigm in connection with the Paradigm Fairness Opinion, is attached as Schedule “B”. Exeter Shareholders are urged to read the Paradigm Fairness Opinion in its entirety.

SUPPORT AGREEMENT

The following is a summary of certain material terms of the Support Agreement. This summary has been included to provide Exeter Shareholders with factual information respecting the terms of the Support Agreement and is qualified in its entirety by the text of the Support Agreement, which has been filed by Exeter with the Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are urged to consult the full text of the Support Agreement for further information.

The Offer

On April 19, 2017, Goldcorp and Exeter entered into the Support Agreement. Pursuant to the Support Agreement, Goldcorp has agreed, subject to the satisfaction of certain conditions set out therein, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Exeter Shares validly deposited under the Offer and not withdrawn.

Conditions to the Offer

Goldcorp has agreed to make the Offer on the terms and conditions set out in the Support Agreement, as fully described in the Offer Circular. The only conditions to which the Offer is subject are those described under “Conditions of the Offer” in Section 4 of the Offer Circular and at Schedule A of the Support Agreement.

Subject to the terms and conditions of the Support Agreement, Goldcorp agreed to promptly make the Offer to purchase all of the outstanding Exeter Shares, including Exeter Shares issued after the date of the Offer and prior to the Expiry Time upon the conversion, exchange or exercise of Exeter Options for the Offer Consideration. Goldcorp is not required to make the Offer in any jurisdiction where it would be illegal to do so.

Provided that all of the conditions to the Offer set out in the Support Agreement shall have been satisfied or, where permitted, waived, Goldcorp shall take up and pay for all of the Exeter Shares deposited under the Offer promptly and, in any event, not later than three Business Days (as such term is defined in applicable Canadian Securities Laws) following the time at which Goldcorp becomes entitled to take up such Exeter Shares under the Offer pursuant to applicable Securities Laws.

Goldcorp may, in its sole discretion, modify or waive any other term or condition of the Offer permitted by applicable Securities Laws, provided that Goldcorp shall not, without the prior consent of Exeter: (i) impose additional conditions to the Offer; (ii) decrease the consideration per Exeter Share (other than in accordance with the Support Agreement); (iii) decrease the number of Exeter Shares in respect of which the Offer is made; (iv) change the amount or form of consideration payable under the Offer (other than in accordance with the Support Agreement and/or to increase the total consideration per Exeter Share and/or add additional consideration); or (v) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition other than the Minimum Tender Condition), in any case in a manner that is materially adverse to the Exeter Shareholders.

Board of Directors Representation

Promptly upon the purchase by Goldcorp of such number of Exeter Shares as represents at least 50% of the then outstanding Exeter Shares and from time to time thereafter, Goldcorp shall, subject to applicable Laws, designate the members of the Exeter Board, and any committees thereof, and Exeter has agreed that it will not frustrate Goldcorp’s attempts to do so. Exeter agreed to cooperate with Goldcorp, subject to applicable

Laws, to enable Goldcorp’s designees to be elected or appointed to the Exeter Board and to constitute a majority of the Exeter Board, including at the request of Goldcorp by using its reasonable best efforts to secure the resignations of such number of directors as is necessary for Goldcorp’s designees to be elected or appointed to the Exeter Board or, subject to applicable Laws, to increase the size of the Exeter Board as is necessary for Goldcorp’s designees to form the majority of the Exeter Board.

Subsequent Acquisition Transaction or Compulsory Acquisition

If Goldcorp takes up and pays for Exeter Shares under the Offer, Goldcorp will use commercially reasonable efforts to acquire the remainder of the Exeter Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction and at Goldcorp’s request, Exeter will assist Goldcorp in completing a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire the remaining Exeter Shares, provided that the consideration per Exeter Share offered in connection with the Compulsory Acquisition or Subsequent Acquisition Transaction shall not be less than the Offer Consideration and shall be in the same form as under the Offer. In no event will Goldcorp be required to offer consideration per Exeter Share greater than the Offer Consideration.

Representations and Warranties

The Support Agreement contains representations and warranties made by Exeter to Goldcorp and representations and warranties made by Goldcorp to Exeter. Those representations and warranties were made solely for purposes of the Support Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties in connection with negotiating its terms and as set out in the disclosure letter delivered by Exeter to Goldcorp in connection with the Support Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the parties to the Support Agreement. For the foregoing reasons, Exeter Shareholders should not rely on the representations and warranties contained in the Support Agreement as characterizations of the actual state of facts of Exeter, Goldcorp or any of their respective subsidiaries or affiliates.

The representations and warranties provided by Exeter in favour of Goldcorp relate to, among other things, organization and qualification, subsidiaries, corporate power and authority, required approvals, no violation, capitalization, absence of shareholder and similar agreements, reporting issuer status and securities Law matters, U.S. securities matters, financial statements, undisclosed liabilities, auditors, absence of certain changes, compliance with Laws, permits, litigation, insolvency, operational matters, interest in Exeter’s properties, expropriation, technical report, work programs, indigenous or aboriginal rights, non-governmental organizations and community groups, taxes, contracts, employment matters, health and safety matters, acceleration of benefits, intellectual property, environmental matters, insurance, books and records, non-arms’ length transactions, financial advisors or brokers, fairness opinions, data room information, standstill, restrictions on business activities, funds available, confidentiality agreements, competition matters, and full disclosure.

The representations and warranties provided by Goldcorp in favour of Exeter relate to organization and corporate capacity, corporate power and authority, required approvals, no violation, capitalization, reporting issuer status and securities Law matters, auditors, absence of certain changes, litigation, financial statements, undisclosed liabilities, compliance with Laws, and residency.

Covenants of Exeter

Covenants relating to Conduct of Business

Exeter has made certain covenants to Goldcorp, including that, until the earlier of the Effective Time and the time that the Support Agreement is terminated in accordance with its terms, unless otherwise consented to in writing by Goldcorp:

(a)

the businesses of Exeter and its subsidiaries will be conducted only in the ordinary course of business and in accordance with the Exeter Budget, Exeter and its subsidiaries will comply with the terms of all Material Contracts and Exeter and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)

Exeter will allow Goldcorp to monitor, and provide reasonable input with respect to the direction and control of, any activities relating to the exploration and maintenance of Exeter Properties, including any required public disclosure of exploration results or other technical information and, other than as contemplated by the Exeter Budget, will not make any capital expenditures or other financial commitments in excess of $500,000 or $2,000,000 in the aggregate;

(c)	Exeter will not, directly or indirectly:

i.	alter or amend the notice of articles, articles, charter, by-laws or other constating documents of Exeter or its subsidiaries;

ii.

declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of Exeter (other than dividends, distributions, payments or return of capital made to Exeter);

iii.	split, divide, consolidate, combine or reclassify the Exeter Shares or any other securities of Exeter or its subsidiaries;

iv.

issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Exeter Shares or other securities of Exeter or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Exeter Shares or other securities of Exeter or its subsidiaries, other than the issuance of Exeter Shares issuable pursuant to the terms of Exeter Options outstanding on the date of the Support Agreement;

v.

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Exeter Shares or other securities or securities convertible into or exchangeable or exercisable for Exeter Shares or any such other securities or any shares or other securities of its subsidiaries;

vi.	other than as disclosed to Goldcorp, amend the terms of any securities of Exeter or its subsidiaries;

vii.	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Exeter or its subsidiaries;

viii.	reorganize, amalgamate or merge with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

ix.	create any subsidiary or enter into any contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

x.

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Public Disclosure Record, as required by applicable Laws or under IFRS; or

xi.	enter into, modify or terminate any contract with respect to any of the foregoing;

(d)

Exeter will immediately notify Goldcorp of (i) any “material change” (as defined in the Securities Act) in relation to Exeter or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of the Support Agreement by Exeter, or (iv) any event occurring after the date of the Support Agreement that would render a representation or warranty, if made on that date of the Effective Time, inaccurate;

(e)	except as contemplated in the Exeter Budget, Exeter will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with the Support Agreement:

i.	sell, pledge, lease, license, dispose of or encumber any assets or properties of Exeter or its subsidiaries related to the Material Property;

ii.

acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

iii.

incur any expenses (except in the ordinary course of business consistent with past practice in the last 12 months, as required to exercise its rights and discharge its obligations under the Support Agreement, or as contemplated in the Exeter Budget) or incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

iv.

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

i.

make any investment in or to Chile or any person or property located, domiciled or otherwise incorporated, as applicable, in Chile, including but not limited to, in the form of cash, cash equivalents, loan, purchase of securities, contribution of capital, property transfer or purchase of any property or assets (except in the ordinary course of business consistent with past practice in the last 12 months or as contemplated in the Exeter Budget);

ii.

engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Exeter in the manner such existing businesses generally have been carried on or (as disclosed in the Public Disclosure Record) planned or proposed to be carried on prior to the date of the Support Agreement;

iii.

except as provided for in the Exeter Budget in respect of any Exeter Property or as are required by applicable Laws to maintain any Permits in good standing, expend or commit to expend any amounts with respect to expenses for such Exeter Property; or

iv.	authorize any of the foregoing, or enter into or modify any contract to do any of the foregoing;

(f)	Exeter will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

i.	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

ii.

except as otherwise Permitted under the Support Agreement enter into any contract which would be a Material Contract or terminate, cancel, extend, renew or amend, modify or change any Material Contract;

iii.	enter into any lease or sublease of real property, or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

iv.	enter into any contract containing any provision restricting or triggered by the Contemplated Transactions;

(g)	subject to certain exceptions, neither Exeter nor its subsidiaries will:

i.	grant to any officer, director, employee or consultant of Exeter or its subsidiaries an increase in compensation in any form;

ii.	grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of Exeter and its subsidiaries;

iii.	except as disclosed to Goldcorp, take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

iv.	enter into or modify any employment or consulting agreement with any officer or director of Exeter or its subsidiaries;

v.	terminate the employment or consulting arrangement of any senior management employees, except for cause;

vi.	increase any benefits payable under its current severance or termination pay policies;

vii.

except as disclosed to Goldcorp, adopt or amend or make any contribution to or any award under the Stock Option Plan, any restricted share unit plan, deferred share unit plan, performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Exeter or its subsidiaries; or

viii.	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Stock Option Plan;

(h)	neither Exeter nor its subsidiaries will make any loan to any officer, director, employee or consultant of Exeter or its subsidiaries;

(i)

Exeter will use commercially reasonable efforts to cause the current insurance policies maintained by Exeter not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, provided, however, that Exeter will not obtain or renew any insurance policy for a term exceeding 12 months;

(j)

Exeter will use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants and will notify Goldcorp of any resignation or termination of its key employees or consultants;

(k)

neither Exeter nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which would result in the material loss, expiration or surrender or loss of material benefit under any material Permit necessary to conduct its business as now being conducted;

(l)

Exeter and each of its subsidiaries will (i) duly and timely file all Returns and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it, and Exeter will not (A) change its tax accounting methods, principles or practices, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(m)

Exeter will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with Contemplated Transactions;

(n)	Exeter will not, and will not cause or permit its subsidiaries to, commence any Litigation, subject to certain exceptions set forth in the Support Agreement;

(o)

Exeter will not, and will not cause or permit its subsidiaries to, enter into or renew any contract (i) containing (A) any limitation or restriction on the ability of Exeter or its subsidiaries or, following the Effective Time, the ability of Goldcorp or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Exeter or its subsidiaries or, following the Effective Time, all or any portion of the business of Goldcorp or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of Exeter or its subsidiaries or, following the Effective Time, the ability of Goldcorp or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Contemplated Transactions;

(p)

Exeter will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Exeter in the Support Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Time; and

(q)	Exeter will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

Covenants relating to the Offer

Exeter has also agreed with Goldcorp that it will and will cause its subsidiaries to perform all obligations required to be performed by Exeter under the Support Agreement, cooperate with Goldcorp in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in connection with the Contemplated Transactions and the other transactions contemplated by the Support Agreement, including:

(a)

subject to the Goldcorp’s prior review and approval, issue the deposit period press release, which shall include statements regarding the execution of the Support Agreement, the support of the Exeter Board of the Offer and the Board Recommendation;

(b)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Exeter and its subsidiaries from other parties to any Material Contracts in connection with the Offer; and

(c)	defending all lawsuits or other legal, regulatory or other Proceedings against Exeter challenging or affecting the Support Agreement or the Contemplated Transactions.

In the event that Goldcorp concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Goldcorp or its affiliates would effectively acquire all of the Exeter Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to Exeter and the Exeter Securityholders which are equivalent to or better than those contemplated by the Support Agreement, Exeter agrees to support the completion of such alternative transaction in the same manner as the Offer and shall otherwise fulfill its covenants in the Support Agreement in respect of such alternative transaction provided that Goldcorp shall extend the Outside Date by such number of days as is required to complete the alternative transaction in the same manner as the Offer and will otherwise fulfill its covenants in the Support Agreement in respect of such alternative transaction.

Covenants of Goldcorp

Goldcorp has agreed that it will perform all obligations required to be performed by it under the Support Agreement, cooperate with Exeter in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in connection with the Contemplated Transactions and other transactions contemplated hereby, including:

(a)	cooperating with Exeter in connection with, and using its commercially reasonable efforts to assist Exeter in obtaining certain waivers, consents and approvals;

(b)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Goldcorp relating to the Offer required to be completed prior to the Effective Time;

(c)	defending all lawsuits or other legal, regulatory or other Proceedings against or relating to Goldcorp challenging or affecting the Support Agreement or the Contemplated Transactions;

(d)

apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares subject to satisfaction by Goldcorp of customary listing conditions of the TSX and NYSE; and

(e)

upon the request of the former Exeter Shareholders, Goldcorp shall, or shall cause Exeter to, provide the Exeter PFIC Annual Information Statements (under Section 1295 of the Code and the regulations issued thereunder) to former Exeter Shareholders for the relevant Tax periods up to and including the Expiry Date.

Mutual Covenants

Each of Exeter and Goldcorp covenants and agrees that, subject to the terms and conditions of the Support Agreement, until the earlier of the Effective Time and the time that the Support Agreement is terminated in accordance with its terms:

(a)

it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions to its obligations under the Support Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Contemplated Transactions in accordance with its obligations under the Support Agreement and applicable Laws and cooperate with the other party in connection therewith;

(b)

it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with the Support Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Contemplated Transactions; and

(c)

it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other parties’ legal counsel to permit the completion of the Contemplated Transactions.

Other Covenants

Regulatory Approvals

Both Exeter and Goldcorp, covenant to use their commercially reasonable efforts to obtain all required Regulatory Approvals and respond promptly to any request or notice from any Governmental Authority. Each of Exeter and Goldcorp further covenants to allow the other an opportunity to review any substantive correspondence to obtain any approval from a Governmental Authority and to keep the other reasonable informed on a timely basis.

Employment Agreements

Exeter agreed to cause, and to cause any of its subsidiaries to cause, all officers of Exeter and its subsidiaries to provide resignations or shall terminate such officers with effect as and from the time the that Goldcorp takes up and pays for at least 50% of the issued and outstanding Exeter Shares. Goldcorp agreed that Exeter, its subsidiaries and any successor to Exeter (including any surviving corporation) would honour and comply with the terms of all of the severance payment obligations of Exeter or its subsidiaries under the existing employment, consulting, change of control and severance agreements of Exeter.

Options

In the event of a “change of control” or impending “change of control”, the under the terms of the Stock Option Plan, the Exeter Board may, in its sole discretion, deal with outstanding Exeter Options in the manner it deems fair and reasonable in light of the circumstances. The definition of “change of control” under the Stock Option Plan would include the take-up of more than 50% of the Exeter Shares under the Offer. Under the terms of the Support Agreement, Exeter and Goldcorp have agreed that holders of Exeter Options will be entitled, in addition to not exercising their Exeter Options, at their option, to (i) exercise such Exeter Options, in accordance with their terms, and thereby acquire Exeter Shares; or (ii) effect a cashless exercise of their Exeter Options solely for purposes of tendering to the Offer all Exeter Shares issued in connection with such cashless exercise;

or (iii) in lieu of exercising Exeter Options, surrender or cancel such Exeter Options to Exeter in exchange for a payment by Exeter in the form of Exeter Shares having a fair market value equal to the amount by which the aggregate value of the Offer Consideration for the Exeter Shares which could be acquired pursuant to the exercise of such Exeter Options exceeds the aggregate exercise price of such Exeter Options. Under the Support Agreement, the parties agree that all Exeter Options tendered to Exeter for exercise, surrender or cancellation, conditional upon the Offeror taking up the Exeter Shares under the Offer, shall be deemed to have been exercised or surrendered immediately prior to the take up of the Exeter Shares by Goldcorp. Exeter shall withhold from any consideration received and shall remit to the relevant tax authority, an amount sufficient to satisfy all applicable income tax and other source deductions arising on the exercise or purchase for cancellation of Exeter Options.

Any Exeter Options outstanding following completion of the Offer shall be adjusted in accordance with the terms of the Stock Option Plan upon Goldcorp becoming the sole shareholder of Exeter to be exercisable for the same aggregate consideration for Goldcorp Shares on the basis of 0.12 of a Goldcorp Share in lieu of each Exeter Share to which the holder was therefore entitled upon exercise of such Exeter Option and the Exeter Options shall continue to be governed by and be subject to the terms of the Stock Option Plan and any applicable agreement thereunder.

Non-Solicitation

Exeter covenanted and agreed that until the earlier of (i) the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction; and (ii) the date, if any, on which the Support Agreement is terminated, it shall not and shall cause its representatives to not, directly or indirectly through any other person:

(a)

make, initiate, solicit or knowingly encourage (including by way of furnishing or affording access to information or any site visit), or knowingly take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(b)

participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Goldcorp and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(c)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of three Business Days after such Acquisition Proposal has been publicly announced shall be deemed not to constitute a violation of this section; or

(d)	make or propose publicly to make a Change of Recommendation (as defined below); or

(e)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal; or

(f)

any public announcement (except as required by applicable Law or the rules or policies of the TSX or NYSE MKT after prior notice to Goldcorp) or take any other action inconsistent with the approval or recommendation of the Exeter Board of the transactions contemplated hereby.

Exeter has also covenanted that it will and will cause its subsidiaries to immediately cease any solicitation, encouragement, discussion or negotiation with any person (other than Goldcorp and its subsidiaries) conducted by Exeter or any of its representatives or its subsidiaries and their representatives with respect to any Acquisition Proposal and, in connection therewith, Exeter has agreed to discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Exeter’s advisers and Goldcorp and its representatives).

Notwithstanding anything to the contrary contained in the Support Agreement, in the event that Exeter receives a bona fide written Acquisition Proposal from any person after the date of the Support Agreement that was not solicited by Exeter and that did not otherwise result from a breach of the non-solicitation provisions of the Support Agreement, Exeter and its representatives may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) Exeter provides a copy of such Acceptable Confidentiality Agreement to Goldcorp promptly upon its execution and (y) Exeter contemporaneously provides to Goldcorp any non-public information concerning Exeter that is provided to such person which was not previously provided to Goldcorp or its representatives, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the Exeter Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and failure to take such action would violate the fiduciary duties of such directors under applicable Law.

Exeter has agreed to promptly (and, in any event, within 24 hours) notify Goldcorp, of any Acquisition Proposal received by Exeter, any inquiry received by Exeter that could reasonably be expected to lead to an Acquisition Proposal, or any request received by Exeter for non-public information relating to Exeter in connection with an Acquisition Proposal or for access to the properties, books or records of Exeter by any person that informs Exeter that it is considering making an Acquisition Proposal. Such notification shall include a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and such other information concerning such Acquisition Proposal, inquiry or request as Goldcorp may reasonably request.

Exeter has also covenanted to Goldcorp that neither the Exeter Board, nor any committee thereof shall: (i) make a Change of Recommendation (as defined below), (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, (iii) permit Exeter to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Exeter Board or any committee thereof), any letter of intent, memorandum of understanding or other contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding, other than an Acceptable Confidentiality Agreement (an “Acquisition Agreement”) with respect to any Acquisition Proposal or (iv) permit Exeter to accept or enter into any contract requiring Exeter to abandon, terminate or fail to consummate the Contemplated Transactions or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that Exeter completes the transactions contemplated hereby or any other transaction with Goldcorp or any of its affiliates.

Right to Match

In the event Exeter receives an Acquisition Proposal that is a Superior Proposal from any person after the date of the Support Agreement, then the Exeter Board may, withdraw, modify, qualify or change in a manner adverse to Goldcorp its approval or recommendation of the Offer and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(a)

Exeter has given written notice to Goldcorp that it has received such Superior Proposal and that the Exeter Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Exeter Board intends to withdraw, modify, qualify or change in a manner adverse to Goldcorp its approval or recommendation of the Offer, and/or enter into an Acquisition Agreement with respect to such Superior Proposal in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal;

(b)	a period of five full Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the date Goldcorp received the notice from Exeter, together with the summary of material terms and copies of agreements referred to therein. During the Superior Proposal Notice Period, Goldcorp shall have the right, but not the obligation, to propose to amend the terms of the Offer and the Support Agreement;

(c)

Exeter did not breach the non-solicitation provisions of the Support Agreement in connection with the preparation or making of such Acquisition Proposal and Exeter has complied with the other terms of the right to match provisions;

(d)

if Goldcorp has proposed to amend the terms of the Offer and the Support Agreement, the Exeter Board shall have determined that such Acquisition Proposal remains a Superior Proposal compared to the Offer and the Support Agreement as proposed to be amended by Goldcorp;

(e)	Exeter concurrently terminates the Support Agreement; and

(f)	Exeter has previously, or concurrently will have, paid to Goldcorp the Termination Fee.

Exeter has covenanted that the Exeter Board will review in good faith any offer made by Goldcorp to amend the terms of the Support Agreement and the Offer in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal.

If the Exeter Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Goldcorp, Exeter will promptly thereafter accept the offer by Goldcorp to amend the terms of the Support Agreement and the Offer.

Termination

The Support Agreement may be terminated prior to the Effective Time in certain circumstances, including:

1.	by mutual written agreement of Goldcorp and Exeter;

2.	either Goldcorp or Exeter may terminate the Support Agreement, if

a.

if Goldcorp has not taken-up and paid for the Exeter Shares deposited under the Offer by the Outside Date, except that the right to terminate the Support Agreement shall not be available to any party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Support Agreement has been a principal cause of, or resulted in, the failure of the take-up to occur by such date or where Goldcorp has extended the Expiry Time pursuant to the Support Agreement; provided, however, that if Goldcorp’s take-up and payment for Exeter Shares deposited under the Offer is delayed by (i) an injunction or order made by a Regulatory Authority or Court of competent jurisdiction, or (ii) Goldcorp not having obtained any regulatory waiver, consent or approval which is necessary to permit Goldcorp to take up and pay for Exeter Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Exeter or Goldcorp until the earlier of the 180th day after the date of mailing of the Offer and the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

b.	if any Law makes the completion of the Offer or the Contemplated Transactions illegal or otherwise prohibited, and such Law has become final and non-appealable; or

c.	if the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX, the NYSE and the NYSE MKT in respect of the Offer Consideration shall have not been obtained.

3.	By Goldcorp, if:

a.	either (A) the Exeter Board fails to publicly make the Board Recommendation or Exeter or the Exeter Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to Goldcorp its approval or recommendation of the Offer and the Support Agreement (it being understood that publicly taking no position or a neutral position by Exeter and/or the Exeter Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), (B) Goldcorp requests that the Exeter Board reaffirm its Board Recommendation and the Exeter Board shall not have done so by the earlier of (x) the end of the third Business Day following receipt of such request and (y) the Expiry Date (each of the foregoing a “Change of Recommendation”), (C) Exeter and/or the Exeter Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal, (D) Exeter enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (E) Exeter or the Exeter Board publicly proposes or announces its intention to do any of the foregoing;

b.	Exeter breaches the non-solicitation provisions or Goldcorp’s right to match in the Support Agreement in a material respect;

c.	a Material Adverse Effect with respect to Exeter has occurred;

d.	any condition of the Offer as specified in Schedule A to the Support Agreement shall not have been satisfied or waived at the Expiry Time;

e.	Exeter has not complied in all material respects with its obligations, covenants and agreements in the Support Agreement to be performed and complied with; or

f.

if the representations and warranties of Exeter in the Support Agreement are not true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Expiry Time as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will not have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Support Agreement or (ii) for breaches of representations and warranties (other than those contained in Sections 3.1(g) (Capitalization), 3.1(q) (Litigation) and 3.1(t) (Interest in Properties)) in the Support Agreement which individually or in the aggregate have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that the representations and warranties made by Exeter in Sections 3.1(g) (Capitalization), 3.1(q) (Litigation) and 3.1(t) (Interest in Properties) must be accurate in all respects when made and as of the Expiry Time.

4.	By Exeter, if:

a.	the Exeter Board approves, and authorizes Exeter to enter into, a definitive agreement providing for the implementation of a Superior Proposal and has paid or concurrently pays the Termination Fee;

b.	Goldcorp has not complied in all material respects with its obligations, covenants and agreements in the Support Agreement to be performed and complied with; or

c.

the representations and warranties of Goldcorp are not true and correct as of the Expiry Time as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will not have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Support Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Goldcorp.

Termination Fee

Goldcorp is entitled to be paid the Termination Fee upon the occurrence of any of the following events (any of which is a “Termination Fee Event”):

(a)

an Acquisition Proposal has been made public or proposed publicly to Exeter or the Exeter Shareholders after the date of the Support Agreement prior to the Expiry Time and Goldcorp exercised its termination right under 3(d) above as a result of the Minimum Tender Condition not being satisfied and Exeter shall have (x) completed any Acquisition Proposal within nine months after the Support Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Exeter Board shall have recommended any Acquisition Proposal, in each case, within nine months after the Support Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such nine-month period), provided, however, that for the purposes of this paragraph all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”; or

(b)	the Support Agreement shall have been terminated by Goldcorp pursuant to section 3(a) above; or

(c)	the Support Agreement shall have been terminated by Goldcorp pursuant to section 3(b) above; or

(d)	the Support Agreement shall have been terminated by Exeter pursuant to section 4(a) above.

Expense Reimbursement

In the event that Goldcorp terminates the Support Agreement as a result of the Minimum Tender Condition not being satisfied or waived at the Expiry Time, then Exeter shall reimburse Goldcorp in respect of the expenses it has actually incurred in respect of the Offer and the Support Agreement to a maximum of $1,000,000 (the “Expense Reimbursement”).

LOCK-UP AGREEMENTS

The following summary of the Lock-Up Agreements is qualified in its entirety by the text of the Lock-Up Agreements, the form of which has been filed by Exeter with the Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Goldcorp has entered into the Lock-Up Agreements with the Locked-Up Shareholders who own, collectively, 10,130,816 of the issued Exeter Shares representing approximately 11% of the outstanding Exeter Shares. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders have agreed, among other things, to (i) support the Offer, (ii) not solicit any Acquisition Proposals, and (iii) to deposit their Exeter Shares to the Offer and not to withdraw such Exeter Shares. The directors and officers who are party to the Lock-Up Agreements will not receive Offer Consideration of greater value for the Exeter Shares they deposit to the Offer than that offered to the other Exeter Shareholders.

The Lock-Up Agreements require the Locked-Up Shareholders to support any Alternative Transaction (as defined in the Arrangement Agreement) that Goldcorp concludes to be necessary or desirable on substantially equivalent or better terms and conditions as those contemplated by the Arrangement Agreement, including the Offer. Accordingly, the Locked-Up Shareholder is required to validly tender his or her Exeter Shares in acceptance of the Offer. The Locked-Up Shareholders have agreed to not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Support Agreement, and have agreed to cooperate to successfully complete the transactions with Goldcorp.

The Lock-Up Agreements prohibit the Locked-Up Shareholders from directly or indirectly soliciting a proposal or offer that may be expected to constitute an Acquisition Proposal or cooperate in any way with a proposal or offer that may be reasonably expected to constitute an Acquisition Proposal. Additionally, the Lock-Up Agreements prevent Locked-Up Shareholders from exercising any dissent rights and impose a restriction on selling or disposing of any Exeter Shares held by the Locked-Up Shareholders expiring upon completion of the Offer, or upon earlier termination of the Lock-Up Agreements.

Each Locked-Up Shareholder has agreed to vote his or her Exeter Shares and Exeter Options owned or controlled (directly or indirectly), to the extent he or she is so entitled against any Acquisition Proposal and/or any other matter that could reasonably be expected to delay, prevent or frustrate the completion of the Arrangement. Under the terms of the Lock-Up Agreements, Goldcorp has acknowledged that any Locked-Up Shareholder who is also a director or officer of Exeter is bound under the Lock-Up Agreements only in such person’s capacity as an Exeter Shareholder, and not in his or her capacity as a director or officer.

The Lock-Up Agreements terminate automatically upon, among other things: (i) termination of the Arrangement Agreement in accordance with its terms; (ii) the Effective Date (as defined in the Support Agreement); or (iii) mutual written agreement.

DIRECTORS OF EXETER

The directors of Exeter are as follows: Bryce G. Roxburgh, Yale R. Simpson, Robert G. Reynolds, Julian Bavin and John C. Simmons.

OWNERSHIP OF SECURITIES OF EXETER

As of April 19, 2017, there were 92,272,753 Exeter Shares issued and outstanding and 3,680,000 Exeter Shares issuable pursuant to the exercise of Exeter Options.

Directors and Officers of Exeter

The names of the directors and officers of Exeter, their position(s) with Exeter, the number of Exeter Shares and Exeter Options beneficially owned or over which control or direction is exercised by each of them (including the percentage of the outstanding Exeter Shares and Exeter Options) and, to their knowledge after reasonable inquiry, by each of their respective associates and affiliates, are as follows:

Name	Position(s)	Number of Exeter Shares(1) and % of Outstanding Exeter Shares	Number of Exeter Options and % of Outstanding Exeter Options
Bryce G. Roxburgh	Co-Chairman, Director	6,694,750(2) 7.26%	Nil

Yale R. Simpson	Co-Chairman, Director	2,133,350 2.31%	Nil

Robert G. Reynolds	Director	Nil	285,000 7.74%

Julian Bavin	Director	17,500 0.02%	285,000 7.74%

John C. Simmons	Director	285,000 0.31%	Nil

Wendell M. Zerb	President and Chief Executive Officer	425,500 0.46%	1,300,000 35.33%

S.R. Jeremy Perkins	VP Development & Operations	135,016 0.15%	250,000 6.79%

Cecil R. Bond	Chief Financial Officer	409,200 0.44%	700,000 19.02%

Robert Grey	Vice President Corporate Communications	30,500 0.03%	370,000 10.05%

Notes:

(1)

The information as to Exeter Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Exeter, has been furnished by the respective directors and officers of Exeter individually.

(2)

3,987,384 of these shares are registered in the name of Rowen Company Limited (“Rowen”) and 350,000 shares are registered in the name of Joamel Holdings Pty. Limited (“Joamel”). Mr. Roxburgh is a beneficiary of Rowen and Joamel.

Other Persons

Based on its most recent SEDAR filing dated April 4, 2017, Sun Valley Gold LLC exercises control and direction over 17,683,936 Exeter Shares or approximately 19.16% of the Exeter Shares.

Other than as described above, to the knowledge of the directors and officers of Exeter after reasonable inquiry, there are no securities of Exeter beneficially owned or over which control or direction is exercised by (i) any associate or affiliate of Exeter, (ii) any insider of Exeter (other than a director or officer of Exeter) or any associate or affiliate thereof, or (iii) any person acting jointly or in concert with Exeter.

INTENTIONS OF DIRECTORS AND OFFICERS OF EXETER AND

OTHER PERSONS WITH RESPECT TO THE OFFER

Each of the directors and officers of Exeter and, to the knowledge of the directors and officers of Exeter after reasonable inquiry, each of their respective associates and affiliates, currently intends to accept the Offer in respect of all of the Exeter Shares beneficially owned or over which control or direction is exercised by such person (including those that may be acquired upon the exercise of Exeter Options currently held).

The directors and officers of Exeter, after reasonable inquiry, have not determined the intentions of any insider of Exeter (other than a director or officer of Exeter) or any associate or affiliate thereof or any person acting jointly or in concert with Exeter, to accept the Offer.

OWNERSHIP OF SECURITIES OF GOLDCORP

None of Exeter, the directors or officers of Exeter nor, to the knowledge of the directors and officers of Exeter after reasonable inquiry, each of their respective associates and affiliates and Exeter’s associates and affiliates, beneficially owns or exercises control or direction over any securities of any class of Goldcorp.

To the knowledge of the directors and officers of Exeter after reasonable inquiry, there are no securities of Goldcorp beneficially owned or over which control or direction is exercised by (i) any insider of Exeter (other than a director or officer of Exeter) or any associate or affiliate thereof, or (ii) any person acting jointly or in concert with Exeter.

RELATIONSHIP BETWEEN GOLDCORP

AND DIRECTORS AND OFFICERS OF EXETER

Other than as provided in the Support Agreement, the Lock-Up Agreements and as otherwise disclosed herein, there are no agreements, commitments or understandings made or proposed to be made between Goldcorp and any of the directors or officers of Exeter and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

None of the directors or officers of Exeter is a director or officer of Goldcorp or any subsidiary of Goldcorp.

ARRANGEMENTS BETWEEN EXETER AND

DIRECTORS AND OFFICERS OF EXETER

Other than as provided in the Support Agreement and as otherwise described below, there are no agreements, commitments or understandings made or proposed to be made between Exeter and any of the directors or officers of Exeter and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Employment Agreements

Goldcorp has agreed that Exeter, its subsidiaries and any successor to Exeter (including any surviving corporation) will honour and comply with the terms of all of the severance payment obligations of Exeter or its subsidiaries under the existing employment, consulting, change of control and severance agreements of Exeter. Those agreements and the severance payment obligations for the directors and officers of Exeter are as follows:

•

Bryce G. Roxburgh, Director and Co-Chairman of the Exeter Board, is party to a consulting agreement dated September 1, 2014 with Exeter, pursuant to which he is entitled to receive $700,000 on a change of control of Exeter;

•

Yale R. Simpson, Director and Co-Chairman of the Exeter Board, is party to a consulting agreement dated September 1, 2014 with Exeter, pursuant to which he is entitled to receive $612,500 on a change of control of Exeter;

•

Wendell M. Zerb, President and Chief Executive Officer of Exeter, is party to a services agreement dated February 28, 2017 with Exeter, pursuant to which he is entitled to receive $1,050,000 on a change of control of Exeter;

•

Cecil R. Bond, Chief Financial Officer of Exeter, is party to a consulting agreement dated September 1, 2014 with Exeter, pursuant to which he is entitled to receive $875,000 on a change of control of Exeter; and

•

Robert Grey, Vice President Corporate Communications, is party to an employment agreement dated January 1, 2014 with Exeter, pursuant to which he is entitled to receive $240,000 on a change of control of Exeter.

In each of these agreements, the applicable definition of “change of control” would include the take-up of more than 50% of the Exeter Shares under the Offer.

Exeter has agreed to cause, and to cause any of its subsidiaries to cause, all officers of Exeter and its subsidiaries to provide resignations or shall terminate such officers with effect as and from the time the that Goldcorp takes up and pays for at least 50% of the issued and outstanding Exeter Shares.

Stock Option Plan and Exeter Options

In the event of a “change of control” or impending “change of control”, under the terms of the Stock Option Plan, the Exeter Board may, in its sole discretion, deal with outstanding Exeter Options in the manner it deems fair and reasonable in light of the circumstances. The definition of “change of control” under the Stock Option Plan would include the take-up of more than 50% of the Exeter Shares under the Offer.

As of the date of this Directors’ Circular: Robert G. Reynolds holds 285,000 Exeter Options; Julian Bavin holds 285,000 Exeter Options; Wendell M. Zerb holds 1,300,000 Exeter Options; S.R. Jeremy Perkins holds 250,000 Exeter Options; Cecil R. Bond holds 700,000 Exeter Options; and Robert Grey holds 370,000 Exeter Options.

See “Support Agreement – Other Covenants, Options”.

Indemnification

Exeter and Goldcorp have agreed that all rights to indemnification existing in favour of the present and former directors and officers of Exeter (the “Indemnified Parties”) as provided by contracts or agreements to which Exeter is a party and are in effect as of the date of the Support Agreement will survive and will continue in full force and effect and without modification, and Exeter and any successor to Exeter (including any surviving corporation) will continue to honour such rights of indemnification and indemnify the Indemnified Parties, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Time.

Prior to the Effective Time, Exeter may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance, at a cost not exceeding 200% of Exeter’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by Exeter, providing coverage for a period of six years from the Effective Time with respect to claims arising from or related to facts or events which occur on or prior to the Effective Time.

ARRANGEMENTS BETWEEN GOLDCORP AND EXETER SECURITYHOLDERS

Other than as provided in the Support Agreement, the Lock-Up Agreements and as otherwise disclosed herein and in the Offer Circular, to the knowledge of the directors and officers of Exeter, there are no agreements, commitments or understandings made or proposed to be made between Goldcorp and any Exeter Securityholder relating to the Offer.

INTERESTS OF DIRECTORS AND OFFICERS OF EXETER IN MATERIAL TRANSACTIONS WITH GOLDCORP

Other than as provided in the Support Agreement and as otherwise described under “Intentions of Directors and Officers of Exeter and Other Persons with Respect to the Offer” and “Lock-Up Agreements”, no director or officer of Exeter or their associates has any interest in any material transaction to which Goldcorp is a party.

To the knowledge of the directors and officers of Exeter after reasonable inquiry, no person or company who owns more than 10% of the outstanding Exeter Shares has any interest in any material transaction to which Goldcorp is a party.

TRADING BY DIRECTORS, OFFICERS AND OTHER INSIDERS

Other than as described herein, none of Exeter, the directors and officers of Exeter or, to the knowledge of the directors and officers of Exeter after reasonable inquiry, any of their respective associates or affiliates or any of Exeter’s associates or affiliates, or any person or company acting jointly or in concert with Exeter, has traded in any securities of Exeter during the 6-month period preceding the date of this Directors’ Circular.

Name	Position(s)	Date of Acquisition(1)	Number of Exeter Shares Acquired	Purchase Price
Bryce G.	Co-Chairman,	February 27, 2017	71,000	$1.45
Roxburgh	Director	February 28, 2017	10,700	$1.45
		March 1, 2017	21,400	$1.47
		March 2, 2017	111,500	$1.46
		March 3, 2017	4,400	$1.49
		March 3, 2017	31,000	$1.48
		March 6, 2017	76,400	$1.54

Julian Bavin	Director	January 30, 2017	200	$1.23
		January 30, 2017	3,800	$1.2489
		February 21, 2017	11,200	$1.4950
		February 21, 2017	1,700	$1.5247
		February 21, 2017	600	$1.5216

Wendell M. Zerb	President and Chief	February 22, 2017	10,000	$1.5125
	Executive Officer

(1)	These acquisitions were open market purchases on the TSX.

Other than Sun Valley Gold LLC, to the knowledge of the directors and officers of Exeter after reasonable inquiry there is no person or company holding more than 10% of the outstanding Exeter Shares as at the date of this Directors’ Circular. Other than as described herein, Exeter has no knowledge as to trading in securities of Exeter by Sun Valley Gold LLC. According to public filings, Sun Valley Gold LLC has traded securities of Exeter during the 6-month period preceding the date of this Directors’ Circular as follows:

Date of Acquisition(1)	Number of Exeter Shares Acquired	Purchase Price
October 31, 2016	57,118	US$1.1482
November 8, 2016	194,700	$1.51
November 9, 2016	162,000	$1.5271
November 10, 2016	10,479	US$0.9963
November 11, 2016	85,773	US$0.973
November 14, 2016	85,032	US$0.9387
November 15, 2016	2,900	US$0.9743
November 16, 2016	141,816	US$0.9744
November 17, 2016	57,735	US$0.9612
November 18, 2016	25,570	US$0.891
November 21, 2016	28,800	US$0.9078
November 22, 2016	77,700	US$0.9063
November 23, 2016	222,677	US$0.8424
November 28, 2016	50,100	US$0.8394
November 29, 2016	23,800	US$0.7994
November 30, 2016	800	US$0.7616
December 1, 2016	7,900	US$0.726
December 5, 2016	21,600	US$0.7516
December 7, 2016	152,000	$1.027
December 14, 2016	34,700	$1.0099
December 15, 2016	142,920	US$0.70
December 19, 2016	63,484	US$0.6989
December 20, 2016	183,603	US$0.68
March 7, 2017	1,300	US$1.1096
March 8, 2017	8,378	US$1.1532
March 9, 2017	34,000	US$1.059
March 10, 2017	11,825	US$1.067
March 13, 2017	8,700	US$1.178
March 15, 2017	90,000	US$1.13
March 15, 2017	900	$1.1578
March 20, 2017	17,521	US$1.22
March 28, 2017	236,217	US$1.7726
March 29, 2017	915,645	US$1.7694
March 29, 2017	400,000	US$1.7721
March 30, 2017	1,000,000	$2.35
April 3, 2017	1,000,000	$2.37
April 3, 2017	650,000	$2.380
April 4, 2017	170,000	$2.38

(1)	According to public filings, these acquisitions were made over the facilities of the American Stock Exchange, the NYSE MKT and the TSX, as applicable.

Upon the exercise of Exeter Options outstanding under the Stock Option Plan, Exeter issued Exeter Shares to the following persons:

Name	Position(s)	Date of Acquisition	Number of Exeter Shares Acquired	Exercise Price
Bryce G. Roxburgh	Co-Chairman, Director	April 13, 2017	1,250,000	$0.56

Yale R. Simpson	Co-Chairman, Director	March 30, 2017	685,000	$0.56

John C. Simmons	Director	April 10, 2017	285,000	$0.56

Wendell M. Zerb	President and Chief Executive Officer	March 30, 2017	200,000	$0.54

Cecil R. Bond	Chief Financial Officer	March 30, 2017	300,000	$0.50

Other than as described herein, no Exeter Shares or securities of Exeter convertible into Exeter Shares have been issued to any of the directors, officers or other insiders of Exeter during the 2-year period preceding the date of this Directors’ Circular.

Name	Position(s)	Date of Acquisition	Aggregate Number of Exeter Options Acquired	Exercise Price
Bryce G. Roxburgh	Co-Chairman, Director	August 21, 2015	1,250,000	$0.56

Yale R. Simpson	Co-Chairman, Director	August 21, 2015	685,000	$0.56

Robert G. Reynolds	Director	August 21, 2015	285,000	$0.56

Julian Bavin	Director	August 21, 2015	285,000	$0.56

John C. Simmons	Director	August 21, 2015	285,000	$0.56

Wendell M. Zerb	President and Chief Executive Officer	August 28, 2015	1,500,000	$0.54

S.R. Jeremy Perkins	VP Development & Operations	August 28, 2015	250,000	$0.54

Cecil R. Bond	Chief Financial Officer	September 12, 2015	1,000,000	$0.50

Robert Grey	Vice President Corporate Communications	September 12, 2015	370,000	$0.50

ADDITIONAL INFORMATION

The directors and officers of Exeter are not aware of any information required to be disclosed by the Offer Circular prepared by Goldcorp that has been presented incorrectly or is misleading.

DEALER MANAGER AND SOLICITING DEALER GROUP

Goldcorp has engaged the services of TD Securities Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. Goldcorp will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer.

The Dealer Manager intends to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”.

Goldcorp has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Exeter Shares a fee of $0.02 for each Exeter Share deposited and taken up by Goldcorp pursuant to the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Exeter Shareholder will be not less than $75 and not more than $1,500, provided that at least 2,000 Exeter Shares are deposited per beneficial Exeter Shareholder. For greater certainty, no solicitation fee will be paid if the Offer is withdrawn or terminated and no Exeter Shares are taken up thereunder. Goldcorp will not pay any fee with respect to deposits of Exeter Shares held for the Dealer Manager’s own accounts as principals. Where Exeter Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. Goldcorp may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Goldcorp at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable Exeter Shares.

DEPOSITARY AND INFORMATION AGENT

CST Trust Company is acting as Depositary. In such capacity, the Depositary will receive deposits of certificates and DRS Advices representing the Exeter Shares and accompanying Letters of Transmittal at any of the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at any of the offices specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Exeter Shares purchased by Goldcorp under the Offer. The Depositary will also facilitate book-entry transfers of Exeter Shares. The Depositary will receive reasonable and customary compensation from Goldcorp for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Goldcorp has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities Laws, and expenses of the Offer.

Goldcorp has engaged Kingsdale Advisors as Information Agent to provide information to Exeter Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Goldcorp for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Exeter Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Exeter Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer. Exeter Shareholders should contact the Dealer Managers, the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Exeter Shares with the Depositary.

Exeter has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Exeter Shares under the Offer.

MATERIAL CHANGES

The directors and officers of Exeter are not aware of any information that indicates any material change in the affairs of Exeter since December 31, 2016, the date of the last published annual financial statements of Exeter.

OTHER MATERIAL INFORMATION

The directors and officers of Exeter are not aware of any other information not already disclosed in this Directors’ Circular that would reasonably be expected to affect the decision of Exeter Shareholders to accept or reject the Offer.

OTHER TRANSACTIONS

Other than as described herein, there is no transaction, directors’ resolution, agreement in principle or signed contract of Exeter in response to the Offer or any negotiations underway in response to the Offer, which relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Exeter or a subsidiary; (b) the purchase, sale or transfer of a material amount of assets by Exeter or a subsidiary; (c) a competing take-over bid; (d) a bid by Exeter for its own securities or for those of another issuer; or (e) any material change in the present capitalization or dividend policy of Exeter.

STATUTORY RIGHTS OF ACTION

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

This Directors’ Circular has been approved and its sending authorized by the Exeter Board.

CONSENT OF SCOTIA CAPITAL INC.

Dated: April 20, 2017

To:	The Board of Directors of Exeter Resource Corporation

We hereby consent to all references to our firm and to the inclusion of the text of our opinion dated April 19, 2017 in the Directors’ Circular dated April 20, 2017 of Exeter Resource Corporation.

(Signed) “Marcus Chalk”

Managing Director

CONSENT OF PARADIGM CAPITAL INC.

Dated: April 20, 2017

To:	The Board of Directors of Exeter Resource Corporation

We hereby consent to all references to our firm and to the inclusion of the text of our opinion dated April 19, 2017 in the Directors’ Circular dated April 20, 2017 of Exeter Resource Corporation.

(Signed) “Bruno Kaiser”

Partner

CERTIFICATE

DATED:    April 20, 2017

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Exeter Board

(Signed) “Yale Simpson” Director	(Signed) “Bryce Roxburgh” Director

April 19, 2017

The Board of Directors

Exeter Resource Corporation

P.O. Box 41, AXA Place

Suite 1660 – 999 West Hastings Street

Vancouver, BC V6C 2W2

To the Members of the Board:

Scotia Capital Inc. (“Scotia Capital”, “we” or “us”) understands that Exeter Resource Corporation (the “Company”) and Goldcorp Inc. (the “Acquirer”) are proposing to enter into an agreement dated April 19, 2017 (the “Support Agreement”), whereby the Acquirer will make an offer to purchase (the “Offer”) by way of a take-over bid all of the issued and outstanding shares (the “Shares”) of the Company (the “Transaction”). Pursuant to the terms of the Support Agreement and the Offer, holders of the Shares will receive 0.12 Acquirer shares per Share (the “Consideration”). The terms of the Offer will be more fully described in a take-over bid circular, which will be mailed to the shareholders of the Company.

Background and Engagement of Scotia Capital

Scotia Capital was retained by the Board of Directors of the Company on March 15, 2017 pursuant to an engagement letter (the “Engagement Agreement”) to perform such financial advisory and investment banking services for the Company as are customary in transactions of this type including assisting the Company in analyzing strategic alternatives and, if requested, structuring, negotiating and effecting a Transaction (as defined in the Engagement Agreement). The Board of Directors has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares (other than the Acquirer and its affiliates and certain management shareholders) (the “Company Shareholders”). The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services as financial advisor, including fees that are contingent on the completion of such transaction(s) and fees payable upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

The Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of Exeter Resources Corporation

Exeter Resource Corporation is a Canadian public company listed on the TSX and NYSE-MKT under the symbols XRC and XRA. Exeter’s focus is to maximize shareholder value through the discovery, evaluation and development of gold-copper deposits in the Americas. The Company’s flagship project, the Caspiche project is well located in Chile’s Maricunga district. The Caspiche Project is a gold-copper porphyry system, a type of mineral deposit common to many of the world’s largest open pit gold-copper mines.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Acquirer or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, Acquirer or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently a lead lender to the Acquirer and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to the Company or any of its affiliates and has in the past provided, and may in the future provide similar services to Acquirer or its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company, or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	a draft of the Support Agreement dated April 18, 2017;

(b)	a draft of the take-over bid circular (the “Bid Circular”) dated April 18, 2017;

(c)

the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended December 31, 2015, 2014 and 2013 and the Acquirer for the fiscal years ended December 31, 2016, 2015 and 2014;

(d)	audited financial statements of the Company and the Acquirer for the fiscal years ended December 31, 2016, 2015 and 2014;

(e)	annual information forms of the Company and the Acquirer for the fiscal years ended December 31, 2016, 2015 and 2014;

(f)	annual reports of the Acquirer for the fiscal years ended December 31, 2016, 2015 and 2014 and Form 20-F of the Company for the fiscal years ended December 31, 2015, 2014 and 2013;

(g)	various relevant reports published by equity research analysts regarding the Company, the Acquirer and the metals and mining industry;

(h)	an online data site made available to us by the Company containing relevant information on the Company in connection with the Transaction;

(i)	various technical reports on the assets of the Company;

(j)	various detailed internal Company management reports;

(k)	discussions with senior management of the Company;

(l)	discussions with the Company’s legal counsel;

(m)	discussions with other potential interested parties;

(n)

public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant;

(o)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(p)

representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(q)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no valuations or appraisals of the Company or any material property of the Company or any of its subsidiaries or affiliates, made in the preceding twenty-four (24) months and in the possession or control or knowledge of the Company other than those provided to Scotia Capital or, in the case of valuations known to the Company which it does not have within its control, notice of which has been given to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of the Company has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Support Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Support Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Support Agreement, the Bid Circular or the form of the Transaction.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Transaction is fair from a financial point of view to such Company Shareholders.

Yours very truly,

“Scotia Capital Inc.”

SCOTIA CAPITAL INC.

April 19, 2017

Special Committee of the Board of Directors of Exeter Resource Corporation

999 West Hastings Street

Suite 1660

Vancouver, British Columbia

V6C 2W2

To the Special Committee of the Board of Directors of Exeter Resource Corporation:

Paradigm Capital Inc. (“Paradigm Capital”) understands that Exeter Resource Corporation (“Exeter”) intends to sign an amended and restated support agreement (the “Agreement”) with Goldcorp Inc. (“Goldcorp”) whereby Goldcorp will make an offer to acquire all of the outstanding shares of Exeter (the “Transaction”) by way of a take-over bid for consideration of 0.12 of a Goldcorp common share (the “Consideration”) for each one Exeter common share (“Exeter Share”). As of the Toronto Stock Exchange (the “TSX”) market close on March 24, 2017, the last trading day prior to the announcement of the Transaction, the Consideration was equal to $2.54 per Exeter Share (the “Spot Offer”), representing a premium of 66% to Exeter’s closing share price on March 24, 2017.

In connection with the Transaction, Paradigm Capital understands that the directors and officers, who collectively own or control approximately 13.88% of the Exeter Shares, on a fully diluted basis, as at the date hereof, have entered into support agreements with Goldcorp (the “Support Agreements”). Under the Support Agreements, among other things, the directors and officers have agreed to support the Transaction and tender their Exeter Shares in favour of the Transaction.

The special committee of the board of directors of Exeter (the “Special Committee”) has retained Paradigm Capital to prepare and deliver this opinion (the “Opinion”) to the Special Committee as to the fairness of the Consideration, from a financial point of view, to the shareholders of Exeter other than Goldcorp. Paradigm Capital has not prepared a formal valuation (as the term is defined in Multilateral Instrument 61-101) of Exeter or any of its respective securities, subsidiaries or assets and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which Exeter Shares (before or after completion of the Transaction) may trade at any future date.

Paradigm Capital Engagement and Background

Paradigm Capital was initially approached by Exeter on March 16, 2017 to inquire as to Paradigm Capital’s ability to act as financial advisor to the Special Committee in connection with the Transaction. Thereafter all communication regarding the engagement was done directly with Rob Reynolds, Chairman of the Special Committee. Paradigm Capital began its work on March 20, 2017 and entered into an agreement (the “Engagement Agreement”) with the Special Committee on March 21, 2017, pursuant to which Paradigm Capital was engaged to act as financial advisor to the Special Committee in connection with the Transaction.

The terms of the Engagement Agreement provide that Paradigm Capital is to be paid a fixed fee for the provision of the Opinion. Paradigm Capital will also be entitled to be reimbursed for the costs and expenses incurred by Paradigm Capital with respect to its engagement. Exeter has agreed to indemnify Paradigm Capital, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, for certain liabilities arising from the Engagement Agreement. The fee payable to Paradigm Capital for delivery of the Opinion is not contingent upon the closing or completion of the Transaction, nor is it conditional upon the conclusion of the Opinion.

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Subject to the terms of the Engagement Agreement, Paradigm Capital consents to the inclusion of this Opinion in its entirety, together with a summary thereof in a form acceptable to Paradigm Capital, acting reasonably, in documents to be sent to shareholders in connection with the Transaction, as applicable, and to be filed with the securities commissions or similar regulatory authorities in each relevant province of Canada, the United States and with the TSX and the NYSE MKT LLC.

Credentials and Independence of Paradigm Capital

Paradigm Capital is one of Canada’s leading independent investment banking firms with a sales, trading, research and investment banking focus providing services for institutional investors and corporations. Paradigm Capital was founded in 1999 and is a member of the TSX, the TSX Venture Exchange (“TSX-V”) and the Investment Industry Regulatory Organization of Canada (“IIROC”). Paradigm Capital has participated in many transactions involving both public and private companies.

The Opinion expressed herein represents the opinion of Paradigm Capital and the form and content thereof have been approved for release by a committee of directors and other professionals of Paradigm Capital, each of whom is experienced in mergers, business combinations, divestitures, valuation and fairness opinion matters.

None of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)), or holds any securities, of Exeter, or any of its respective associates or affiliates. Paradigm Capital is not an advisor to any person or company other than to the Special Committee with respect to the Transaction. Paradigm Capital has not previously provided any financial advisory services to Exeter, Goldcorp, or any of their respective associates or affiliates for which it has received or may receive compensation in the past two years.

Paradigm Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Exeter and/or Goldcorp or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Paradigm Capital, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of Exeter, Goldcorp, or related assets or derivative securities. As an investment dealer, Paradigm Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Exeter, Goldcorp, or with respect to the Transaction.

Scope of the Review

In connection with the Transaction, Paradigm Capital has reviewed and relied upon and in some cases carried out, among other things, the following:

a)	a letter from Goldcorp to Exeter dated March 15, 2017 expressing a non-binding expression of interest in pursuing the Transaction;

b)	Exeter’s annual information forms for the fiscal years ended December 31, 2016 and 2015;

c)	Exeter’s audited annual consolidated financial statements and management’s discussion and analysis for the fiscal years ended December 31, 2016 and 2015;

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d)

Exeter’s unaudited quarterly consolidated financial statements and management’s discussion and analysis as at and for the periods ended September 30, 2016, June 30, 2016, and March 31, 2016, and the comparative periods ended September 30, 2015, June 30, 2015, and March 31, 2015, respectively;

e)

amended Technical Report on the Caspiche Project, Atacama Region, Chile, prepared for Exeter Resource Corporation by Alquimia Conceptos S.A and NCL Ingeniería y Construcción Spa with an effective date of April 30, 2014 and an amended date of December 19, 2014 (the “Amended Technical Report”);

f)	certificate of representation (the “Certificate”) dated April 19, 2017 signed by the management of Exeter;

g)	press releases and material change reports issued by Exeter during the 12-month period ended March 24, 2017;

h)	various independent and institutional research reports on Exeter, other mining companies and the mining sector generally;

i)	comparable project economic studies;

j)	discussions with the CEO of Exeter;

k)	a draft Agreement provided to Paradigm Capital on April 12, 2017;

l)	certain publicly available business and financial information relating to Exeter that Paradigm Capital deemed to be relevant;

m)	certain non-public projected financial and operating data relating to Exeter prepared and furnished to Paradigm Capital by management of Exeter;

n)	historical price and trading activity of the Exeter Shares;

o)	publicly available financial and operational data of certain other publicly-traded companies that Paradigm Capital deemed relevant;

p)	publicly available financial data for merger and acquisition transactions deemed to be comparable for the purposes of Paradigm Capital’s analysis; and

q)	such other analyses, examinations and such other factors that Paradigm Capital deemed relevant and appropriate.

Paradigm Capital has not, to the best of its knowledge, been denied access by Exeter to any information requested. Paradigm Capital did not meet with the auditors of Exeter and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Exeter and the reports of the auditors thereon.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of IIROC but IIROC has not been involved in the preparation or review of this Opinion.

Assumptions and Limitations

With the approval of the Special Committee and as provided in the Engagement Agreement, Paradigm Capital has relied, without independent verification, upon all financial and other information with respect to Exeter, that was obtained by us from public sources or that was provided to us by Exeter and its respective affiliates, associates, advisors or otherwise (collectively, the “Information”). We have assumed that the Information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

stated to make that information not misleading. This Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such Information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Exeter as to the matters covered thereby. Two senior representatives of Exeter have represented to us, via the Certificate as of the date hereof, among other things, that the Information provided to us by or on behalf of Exeter are complete and correct as of the date of the Information and that, since the date of the Information, except as publicly disclosed, there has been no material change, financial or otherwise, in Exeter’s operations or the financial position of Exeter, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect except to the extent disclosed in subsequent Information.

This Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of Exeter as they were reflected in the Information reviewed by us. In its analysis and in preparing this Opinion, Paradigm Capital has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, any of which are beyond control of Paradigm Capital, Exeter, Goldcorp and any other party involved in connection with the Transaction.

Paradigm Capital has also assumed that the final terms of the Transaction will be substantially the same as those described by Exeter’s senior officers and directors to Paradigm Capital and those contained in the Agreement. Finally, Paradigm Capital has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Transaction will be obtained without any meaningful adverse effect on Exeter, Goldcorp or the contemplated benefits of the Transaction.

This Opinion has been provided for the use of the Special Committee and, if required, for inclusion in such documents (or a summary thereof in a form acceptable to Paradigm Capital) and may not be used by any other person or relied upon by any other person without the express consent of Paradigm Capital, except as explicitly provided by law. This Opinion is given as of the date hereof and Paradigm Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to Paradigm Capital’s attention after the date hereof. This Opinion is limited to Paradigm Capital’s understanding of the Transaction as of the date hereof and Paradigm Capital assumes no obligation to update this Opinion to take into account any changes regarding the Transaction after the date hereof.

Opinions of Financial Advisors

In preparing this Opinion, Paradigm Capital performed a variety of financial and comparative analyses, including those described below. The summary of Paradigm Capital’s analyses described below is not a complete description of the analyses underlying this Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Paradigm Capital made qualitative judgements as to the significance and relevance of each analysis and factor that it considered. Accordingly, Paradigm Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and this Opinion.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

This Opinion is not to be construed as a recommendation to any holder of Exeter’s shares as to whether to approve the Transaction. Paradigm Capital expresses no opinion as to whether the Transaction is consistent with the best interests of shareholders of Exeter.

In its analyses, Paradigm Capital considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of Exeter and Goldcorp. No company, transaction or business used in Paradigm Capital’s analyses as a comparison is identical to Exeter or Goldcorp or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analysed. The estimates contained in Paradigm Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Paradigm Capital’s analyses and estimates are inherently subject to substantial uncertainty. This Opinion should be read in its entirety. The Opinion is conditional upon the correctness of all of the assumptions indicated herein.

Exeter Overview

Exeter is a Canadian public company listed on the TSX and NYSE MKT LLC with a corporate head office in Vancouver, British Columbia, primarily engaged in the evaluation and development of the 100%-owned Caspiche gold-copper project (“Caspiche”) in the Maricunga district, Chile. Caspiche is the subject of the Amended Technical Report.

As of December 31, 2016, Exeter reported C$17.4 million in cash, no debt and C$17.2 million of working capital. As of the last close prior to the date hereof, Exeter had a market capitalization of C$135.7 million.

Fairness Methodology

In connection with this Opinion, Paradigm Capital has performed a variety of financial and comparative analyses, including those described below. In arriving at this Opinion, we have weighted each of these analyses based on our experience and judgement.

In assessing the fairness of the Transaction, from a financial point of view, we considered, among other factors, the following items and methodologies relative to Exeter:

a)	historical share price trading analysis and analyst price targets;

b)	trading comparables analysis: price/Paradigm Capital’s net asset value (“NAV”) estimate and price/consensus analyst NAV;

c)	trading comparables analysis: enterprise value (“EV”)/Au equivalent (“AuEq.”) oz;

d)	precedent transaction analysis: price/Paradigm Capital’s NAV estimate and price/consensus analyst NAV;

e)	precedent transaction analysis: EV/AuEq. oz;

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f)	precedent transaction analysis: bid premiums to prior close and 20-Day volume weighted average price (“VWAP”);

g)	precedent transaction analysis: the Spot Offer compared to Exeter’s 52-week high and low; and

h)	dilution analysis: potential dilution to Exeter shareholders from funding standalone development of Caspiche.

For the purpose of the Opinion, Paradigm Capital has treated the oxide and sulphide portions of Caspiche’s resource as separate projects due to the large difference in scale of the operations, financeability and potential time to production. Paradigm Capital has also treated the Goldcorp Shares “like cash” due to their high liquidity and because the number of shares that will be issued is small compared to the number of shares outstanding.

(a) Historical Share Price Trading Analysis

Paradigm Capital reviewed the historical trading of the Exeter Shares, including its 52-week range on the TSX over relevant time periods, and consensus analyst price targets. Paradigm Capital compared Exeter’s trading to the corresponding data of a comparable group of fourteen gold development companies with non-producing assets and a second comparable group of six companies with large gold and gold-copper deposits, both in North, Central and South America, as well as relevant indices. The comparable companies were selected by Paradigm Capital based on resource size, grade, type and location in relation to Caspiche’s oxide and sulphide resources. Comparable multiple analysis involves complex considerations of the selected companies and other factors that could affect the fair market value of Exeter.

(b) Trading Comparables Analysis: Price/Paradigm Capital’s NAV Estimate and Price/Consensus Analyst NAV

NAV analysis was conducted on Exeter based on the Amended Technical Report and Paradigm Capital’s estimates. In determining the NAV for Exeter, Paradigm Capital used a discounted cash flow (“DCF”) analysis for Caspiche’s oxide resource and comparable EV/AuEq. oz for the sulphide resource. The DCF considered the present value of the free cash flows to the firm by the Caspiche oxide resource using an industry standard discount rate. This approach took into account the timing and relative certainty of projected cash flows, and required that certain assumptions be made regarding, among other things, commodity prices, timing and discount rates. Paradigm Capital’s NAV estimate for Exeter was determined by adding the value of Caspiche and subtracting debt outstanding, current liabilities and corporate general and administrative costs, and adding cash on hand and cash from in-the-money dilutive securities.

Paradigm Capital evaluated twenty selected comparable public company trading ranges and applied a range of comparable price/NAV ratios to Paradigm Capital’s NAV estimate and consensus analyst NAV to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges.

(c) Trading Comparables Analysis: EV/AuEq. oz

Paradigm Capital evaluated twenty selected comparable public company trading ranges for Exeter in regards to EV/AuEq. oz and applied a range of comparable EV/AuEq. oz multiples to Caspiche’s oxide and sulphide resources separately to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges.

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(d) Precedent Transaction Analysis: Price/Paradigm Capital’s NAV Estimate and Price/Consensus Analyst NAV

Paradigm Capital reviewed publicly available information on fourteen selected merger and acquisition transactions in the gold sector, and compared these to the Transaction, applying a range of price/NAV multiples to Paradigm Capital’s NAV estimate and consensus analyst NAV to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges. The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgements concerning, among other things, differences in the comparable transactions, company-specific risk factors, share performance preceding each transaction announcement and prevailing economic and market conditions

(e) Precedent Transaction Analysis: EV/AuEq. oz

Paradigm Capital reviewed publicly available information on fourteen selected merger and acquisition transactions in the gold sector, and compared these to the Transaction, applying a range of EV/AuEq. oz multiples to Caspiche’s oxide and sulphide resources to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges

(f) Precedent Transaction Analysis: Bid Premiums

Paradigm Capital reviewed publicly available information on selected merger and acquisition transactions in the gold sector, and compared these to the Transaction, applying a range of bid premiums to Exeter’s prior close price and 20-day VWAP, as of March 24, 2017, to develop implied equity value ranges.

(g) Precedent Transaction Analysis: Spot Offer Compared to 52-Week High and Low

Paradigm Capital reviewed publicly available information on selected merger and acquisition transactions in the gold sector, and compared these to the Transaction, applying a range of premiums to Exeter’s 52-week high and low to develop implied equity value ranges.

(h) Dilution Analysis: Potential Dilution to Exeter Shareholders from Funding the Standalone Development of Caspiche

Paradigm Capital has examined the potential dilution to Exeter shareholders from financing the standalone development of Caspiche’s oxide and sulphide resources over two phases (oxide followed by sulphide). In examining the dilution, Paradigm Capital analyzed Caspiche’s development options as reflected in the Amended Technical Report and applied reasonable adjustments and estimates to operating and capital costs to better reflect the current environment. Paradigm Capital assumed industry standard financing terms and trading values in line with applicable, comparable companies to calculate the fully financed NAV and NAV per share of Exeter at the time of the construction of the sulphide operation and examined the expected trading value of Exeter Shares at this time.

Fairness Considerations

The assessment of fairness of the Consideration to be received by the shareholders of Exeter pursuant to the Agreement, from a financial point of view, must be determined in the context of the Transaction, as previously outlined. Paradigm Capital based its conclusion in this Opinion upon a number of quantitative and qualitative factors, including but not limited to:

a)	the Consideration to be received by shareholders of Exeter is consistent with Exeter’s trading history and analyst price targets

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b)	the Consideration to be received by shareholders of Exeter compares favourably to the trading comparables analysis based on price/Paradigm Capital’s NAV estimate and price/consensus analyst NAV;

c)	the Consideration to be received by shareholders of Exeter compares favourably to the trading comparables analysis based on EV/AuEq. oz;

d)

the Consideration to be received by shareholders of Exeter compares is consistent with the precedent transaction analysis based on price/Paradigm Capital’s NAV estimate and price/consensus analyst NAV;

e)	the Consideration to be received by shareholders of Exeter compares favourably to the precedent transaction analysis based on EV/AuEq. oz;

f)	the Consideration to be received by shareholders of Exeter compares favourably to the precedent transaction analysis based on premiums to prior close and 20-day VWAP as of March 24, 2017;

g)	the Consideration to be received by shareholders of Exeter compares favourably to the precedent transaction analysis based on Exeter’s 52-week trading range;

h)	the consideration to be received by Exeter shareholders compared favourably to the risk/reward trade-off of financing and constructing a combined oxide/sulphide operation at Caspiche; and

i)	other factors or analyses which we have judged, based on our experience in rendering such opinions, to be relevant.

Conclusion

Based upon and subject to the foregoing and such other factors as Paradigm Capital considered relevant, Paradigm Capital is of the opinion that, as of the date hereof, the Consideration to be received by the shareholders of Exeter other than Goldcorp, is fair, from a financial point of view, to the shareholders of Exeter.

Yours very truly,

“Paradigm Capital Inc.”

PARADIGM CAPITAL INC.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892